UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 000-09908

TOMI ENVIRONMENTAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Florida	59-1947988
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8430 Spires Way Frederick, Maryland	21701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 525-1698

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	TOMZ	The Nasdaq Capital Market

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐     No ☒

As of June 30, 2024, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $12,696,000, based upon the closing price of the registrant’s common stock as reported on the Nasdaq Capital Market on such date.

As of April 8, 2025, the registrant had 20,015,205 shares of common stock outstanding.

Documents incorporated by reference

None.

TOMI ENVIRONMENTAL SOLUTIONS, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend that such forward-looking statements be subject to the safe harbors created thereby. For this purpose, any statements contained in this Annual Report on Form 10-K, except for historical information, may be deemed to be forward-looking statements. You can generally identify forward-looking statements as statements containing the words “will,” “would,” “believe,” “expect,” “estimate,” “anticipate,” “intend,” “assume,” “can,” “could,” “plan,” “predict,” “should” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, trends in our businesses, or other characterizations of future events or circumstances are forward-looking statements.

The forward-looking statements included herein are based on current expectations of our management based on available information and involve a number of risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond our control. As such, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  Important factors that could affect our performance and cause results to differ materially from management’s expectations are described in the section entitled “Risk Factors,” Item 1A of this Annual Report on Form 10-K. These factors include, but are not limited to: our history of losses that may prevent us from achieving profitability in the future; our lack of long-term customer contracts and our inability to rely on our sales history or backlog as an indicator of our future sales; that we are subject to a variety or risks associated with doing business internationally; our success in business depends on our ability to adequately protect our intellectual property; and that our stock price is volatile and there is a limited market for our shares.

Readers should carefully review “Risk Factors”, as well as the additional risks described in other documents we file from time to time with the Securities and Exchange Commission. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information. Except as required by law, we undertake no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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PART I

Item 1. BUSINESS

Overview

TOMI Environmental Solutions, Inc. (“TOMI,” “we,” “our,” or the “Company”) is a global leader in bacteria decontamination and infectious disease control, offering environmentally friendly solutions for indoor air and surface disinfection and decontamination. Our flagship product, SteraMist, uses our patented and registered Binary Ionization Technology (“BIT”) to deliver a low-percentage (7.8%) hydrogen peroxide-based fog or mist to affect all indoor environments and surface areas.

Developed under a grant from the United States Defense Advanced Research Projects Agency (“DARPA”), SteraMist generates ionized Hydrogen Peroxide (“iHP”) using cold plasma science. BIT transforms a sole active ingredient hydrogen peroxide solution into iHP through a high voltage atmospheric cold plasma arc, producing submicron to 3-micron hydroxyl radical particles that effectively treat surfaces and environments with the same velocity and characteristics of a gas. Our innovative and novel process ensures eradication of pathogens with a 6-log (99.9999%) and greater kill rate, effectively leaving no harmful by-products lingering in the treated area. SteraMist’s innovative methodology, inspired from atmospheric chemistry, not only guarantees effectiveness but also maintains a commitment to environmental sustainability by ensuring the only by-product from the process is oxygen and humidity, a complete package of benefits unmatched in its industry.

We attribute our success to the collaborative efforts of Titan Defense and DARPA who uncovered a superior technology that mimics nature’s cleansing mechanism, bringing this natural phenomenon indoors and providing us with a competitive edge  in the healthcare disinfection, life sciences decontamination, and food safety sanitization markets.

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We believe that we possess the best technologies in the world in the disinfection and decontamination space. The needs of the pharmaceutical and vivarium space, as well as experiences with global pandemics and other heath related emergencies, such as the COVID-19 pandemics, has provided us with the opportunity and expertise to implement a clear strategy to develop and manufacture additional products to enhance  and improve our portfolio. In addition, we continue to market and commercialize our BIT technology as an industry standard in disinfection and decontamination globally, which we believe will lead to increased market share, profitability, and capability strength.

Our products are an environmentally friendly solution, and our processes address the concerns of sustainability. Customers are requesting and discussing the positive results of our product and the environmentally friendly results compared to the caustic and environmentally unfriendly results of many other disinfectants.

SteraMist has established a successful track record in fighting pandemics and outbreaks and implementing SteraMist for emergency preparedness is vital. The COVID-19 pandemic took the world by surprise, and history has shown that other pandemics and viruses are likely to follow. Using a proven and trusted disinfectant for emergency outbreaks and daily for preventative maintenance, such as SteraMist, can alleviate the threat of infections from spreading and could stop a possible outbreak.

The Science Behind the Technology

Introducing a revolutionary approach to disinfection and decontamination, our technology offers a streamlined and effective solution. By harnessing the power of atmospheric chemistry, our process converts 7.8% hydrogen peroxide into a plasma-generated hydroxyl radical, achieving a 6-log and greater kill of pathogens leaving only oxygen and humidity as by-products. It is a simple yet effective solution that sets a new standard for global cleaning disinfection decontamination practices.

BIT technology was initially developed in response to weaponized anthrax spore attacks, and detailed testing performed by DARPA demonstrated the success of the technology in neutralizing chemical warfare agents. BIT, a TOMI patented process aerosolizes and activates a low concentration hydrogen peroxide solution, producing a fine aqueous mist (0.3-3 um in diameter) that contains a high concentration of hydroxyl radicals (“.OH”). The .OH damages pathogenic and resistant organisms (such as bacteria, bacteria spores, viruses, mold spores, other fungi, and yeast) via oxidation of proteins, carbohydrates, and lipids and rendering the building blocks of nature’s amino acids, DNA and RNA inactive – leading to complete cellular disruption.

The unique alteration of the chemistry occurs only once BIT solution passes through the atmospheric cold plasma arc, which causes the breaking of the double bond of a hydrogen peroxide molecule and results in an .OH hydroxyl radical known as iHP. This patented process allows these hydroxyl radicals to exist in high concentrations without rapidly recombining and losing reactivity, while seeking all surfaces within the proximity of the resulting mist or fog.

TOMI has and continues to adapt this innovative technology into an everyday solution for use by multiple industries. Under the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”), we are mandated to register our disinfectants with the Environmental Protection Agency (“EPA”) and specific state regulatory bodies. SteraMist BIT was EPA-registered (#90150-2) in June 2015 as a hospital-healthcare and broad-spectrum surface disinfectant for misting/fogging applications. We achieved a cutting-edge claim on the EPA label and was coined as the first equipment + solution combination hospital-healthcare disinfectant on the market and maintain the claim as the only EPA Registered Solution + Equipment combination that provides the unique technology of hydrogen peroxide ionization.

Today our EPA registered BIT solution is manufactured at an EPA-registered solution blender and our product performance is supported by Good Laboratory Practice (“GLP”) efficacy data which includes mold control and air/surface remediation with claims to combat Staphylococcus, Pseudomonas, MRSA, Salmonella, H1N1, Clostridium difficile spores, and Norovirus. In March 2020, our EPA label was updated to include claims against Emerging Viral Pathogens, meeting criteria for both Enveloped and Large Non-enveloped viruses. In 2021, SteraMist BIT 0.35% hydrogen peroxide received its EPA registration (#90150-3), and on June 2, 2022, SteraMist was added to its seventh EPA’s List, List Q for combating rare or novel viruses like Monkeypox virus and SARS-CoV-2 variants causing COVID-19.

TOMI continues to build its portfolio of feasibility studies with renowned and trusted partners. In 2023, the U.S. Department of Defense’s BSAT Biorisk Program Office and the Department of Homeland Security’s Science and Technology Directorate’s Plum Island Animal Disease Center published a report demonstrating that iHP is an effective tool for decontamination of biological toxoids and dangerous pathogens that may disrupt our world. We maintain registrations in all 50 states, Washington D.C., Canada, and approximately 40 other countries. These endorsements signify our commitment to safeguarding our world against any potential threats.

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Our Customers

We empower our customers to create a healthier and safer world by offering innovative products and services spanning life sciences, healthcare, food safety, and everyday visited facilities. Our comprehensive solutions encompass a range of capital equipment and services, from mobile sprayers and foggers to fully automated installed systems, alongside routine and emergency deployment, qualification, and validation procedures. We also operate across diverse sectors such as Life Sciences, Hospital-Healthcare, Food Safety, and everyday buildings visited by people, and provide the option for routine and emergency treatment through our service provider membership.

Our revenue is derived from a variety of industry groups. The life-science industry’s growth trajectory is fueled by various factors including global demographic trends, technological advancements, regulatory requirements, and economic influences. In hospital-healthcare, the rising concern over hospital-acquired infections, coupled with increasing demand for medical procedures and efficiency improvements, drives a demand for our products and services. Food safety regulations mandate strict sanitation practices in food handling and processing facilities to ensure the production of safe and hygienic food products. Sanitation plays a critical role in preventing contamination and the spread of foodborne illnesses. Regulations typically outline requirements for cleaning and disinfecting food contact surfaces, equipment, utensils, and facilities to remove dirt, debris, and harmful microorganisms.

It is imperative to emphasize the importance of a proactive approach, particularly in disinfection and decontamination. Investing in advanced technology should not solely be reactive to crises but should be seen as an integral part of a robust risk management strategy for any business. At TOMI, we are dedicated to modernizing operational efficiencies across diverse industries, including life sciences, hospital-healthcare, food safety, hospitality, and emergency service sectors.

By integrating SteraMist iHP technology into facilities proactively, we not only mitigate existing risks but also strengthen defenses against future challenges the world may face. Establishing a culture of safety and hygiene through routine cleaning disinfection protocols employers instill confidence among their patients, researchers, employees, students, emergency responders - showcasing a commitment to the well-being of everyone. Our system and support team stand ready to provide a solution that ensures a consistently safe and sterile environment, bolstering day-to-day safety maintenance and preventing the escalation of potential health hazards.

Validated and proven effective, SteraMist is being used throughout the world and has been demonstrated to reduce certain resistant problem organisms, such as bacterial spores, Vancomycin-resistant Enterococcus (“VRE”), Clostridium difficile, Middle East Respiratory Syndrome (“MERS”), Ebola (“Ebola”) and SARS CoV-2 the virus that causes COVID-19.

We now provide a wide array of products and services customized to meet the unique operational needs of our global clientele, providing a customizable approach to our customers and elevating their overall performance.

We tackle critical global challenges, delivering real results that reflect our dedication to making a positive impact on employees, customers, investors, and the communities we serve. In an industry full of archaic methods and publicized technology, gaining acceptance from all stakeholders is a lengthy process. Today, our impressive roster of clients includes Tower Health, Novant Health, Pfizer, Merck, Fresenius Kabi, DKI, First Onsite, Fleet, Nestle Purina, Simplot, Perdue, and various government agencies such as the National Institutes of Health (“NIH”) and United States Department of Agriculture (“USDA”).  The Company is equipped for when these esteemed organizations prioritize expanding their use of SteraMist iHP and aligns with our corporate mission: Innovating for a Safer World.

Industries & Market Segments

SteraMist products are designed to address a wide spectrum of industries using iHP. Our operations consist of four main divisions based on our current target industries: Life Sciences, Hospital-HealthCare, Food Safety, and Commercial. Launched in sequential order as listed to either strategically address the needs and/or ensure compliance with the specific regulations governing each industry segment.

Life Sciences

SteraMist iHP is designed to be tailored to provide a complete solution to address the regulatory inspections of disinfecting/decontaminating and Installation Qualification (IQ)-Operational Qualification (OQ)–Performance Qualification (PQ) validation processes within the life sciences industry.

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The life sciences sector demands rigorous decontamination procedures to ensure the integrity and safety of pharmaceutical products, medical devices, and research environments. With the evolving landscape of the pharmaceutical market, there is an increasing demand for fully automated decontamination products that offer quick turnaround times to minimize downtime and expedite production cycles.

The life sciences industry was among the first to embrace the Company’s innovative decontamination solutions, recognizing the limitations of traditional methods and effects on progress. Our current portfolio of life science customers, including Fortune 100 companies, has been able to overcome the constraints imposed by outdated practices, paving the way for enhanced efficiency, safety, and productivity in their operations. Their early adoption of our SteraMist iHP lays a solid foundation for our future expansion. By demonstrating the effectiveness and value in a highly regulated and demanding sector, we establish credibility and trust that can facilitate broader adoption across other facilities, companies, and even industries.

The insights gained from working closely with life sciences companies also inform our product development and service offerings, enabling us to better meet the evolving needs of markets. In today’s pharmaceutical market, characterized by rapid innovation, stringent regulatory requirements, and global competition-efficiency and speed are paramount. Pharmaceutical companies, including Contract Development and Manufacturing Organizations (“CDMO”), are under pressure to streamline their operations while maintaining high standards of quality and compliance.

According to industry statistics, the global pharmaceutical market is projected to grow steadily, with emerging markets playing an increasingly significant role in driving growth. As their operations expand globally, there is a growing need for decontamination solutions that can deliver consistent fast results across the dynamic and ever-changing landscape of manufacturing and production facilities and research laboratories.

By offering fully automated products and services tailored to the unique requirements of pharmaceutical manufacturers and CDMOs, TOMI aims to support their efforts in maintaining the highest standards of quality, safety, and efficiency on a global scale.

Hospital-Healthcare

TOMI focuses on the Hospital-Healthcare Market by providing high quality of safety to patients and personnel by disinfecting operating rooms, pharmacies, ambulances, and emergency environments throughout a healthcare facility.

Healthcare facilities worldwide should prioritize disinfection to mitigate the risk of healthcare-associated infections (“HAI”), enhance patient safety, and maintain a sterile environment conducive to healing. According to the World Health Organization, HAIs affect millions of patients globally each year, leading to prolonged hospital stays, increased healthcare costs, and deaths.

Approximately 7-10% of patients admitted to healthcare facilities worldwide will acquire at least one HAI during their stay. This translates to millions of cases annually, with significant economic burdens and human costs. Furthermore, the emergence of antimicrobial-resistant pathogens poses a growing threat, exacerbating the challenge of infection control in healthcare settings.

Effective disinfection measures, including the use of advanced technologies like SteraMist, are essential for reducing the incidence of HAIs and safeguarding patient health. By implementing rigorous disinfection protocols, healthcare facilities can significantly reduce the risk of infections, improve patient outcomes, and promote public health, but may also reduce healthcare costs and enhances the overall quality of care provided.

TOMI will intensify its efforts to penetrate the healthcare market by forging strategic partnerships and advocating for the adoption of advanced disinfection technologies. By collaborating with key stakeholders, including healthcare providers, facility managers, group purchasing organizations (“GPO”) like Vizient and regulatory bodies, we can promote the integration of SteraMist as a complementary solution to manual cleaning practices. Emphasizing the efficiency, efficacy, and cost-effectiveness of SteraMist in eliminating pathogens and reducing the risk of healthcare-associated infections will be essential in gaining traction in the market. Additionally, investing in targeted marketing campaigns and educational initiatives to raise awareness about the benefits of automated disinfection processes can help overcome resistance to change and accelerate market penetration.

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Food Safety

Every day there are news articles around the world pertaining to the contamination of food supply. Unsafe food containing harmful bacteria, viruses, parasites, or chemical substances causes more than 200 diseases. It also creates a vicious cycle of disease and malnutrition, particularly affecting infants, young children, elderly and the sick. With the global population explosion, severe worldwide avian flu pandemics resulting in the unnecessary culling of bird flocks, unusually high number of accidents resulting in the destruction of dozens of storages, packing and processing food plants, in the U.S. alone, we anticipate an increase in the demand for a mechanical way to sanitize the food supply. TOMI, in cooperation with the USDA, demonstrated that our technology offers a consistent, quick, and effective solution.

Sanitation procedures must be implemented regularly and effectively to maintain cleanliness and prevent cross-contamination throughout the food processing chain. This includes proper cleaning and sanitizing of food preparation areas, storage facilities, transportation vehicles, and equipment used in food production. New challenges to food safety will continue to emerge, largely due to changes in the environment, new and emergent bacteria, toxins, and antimicrobial resistance. Food Safety presents an opportunity for significant growth for TOMI with continued product research and compliance testing.

Compliance with food safety regulations is essential for food businesses to protect public health, uphold consumer trust, and meet legal requirements. Regulatory agencies such as the United States Food and Drug Administration (“FDA”) and the European Food Safety Authority, as well as the Canadian Safe Food for Canadians Act and Safe Food, establish and enforce sanitation standards to ensure the safety and quality of the food supply. Failure to comply with sanitation regulations can result in fines, product recalls, legal actions, and damage to the reputation of food businesses. Therefore, adherence to sanitation practices is paramount in the food industry to mitigate risks and maintain food safety standards.

We have made significant strides in boosting brand awareness within the food safety industry through targeted promotion and marketing initiatives. Leveraging a similar strategy to what proved successful in the Life Sciences sector, we focused on building a customer base through referrals and feasibility studies, gradually expanding our reach. By fostering relationships with key supporters of our technology and remaining patient in our approach, we have finally laid a foundation and expect to continue to expand and grow our presence in this critical market segment.

 Commercial

In line with adopting a proactive approach through our service providers, it’s imperative for the entire commercial world to follow suit. Proactive disinfection practices not only ensure the health and safety of employees, customers, and visitors but also safeguard business continuity and reputation. Our Commercial division includes, but is not limited to, use sites such as aviation, airports, police and fire, prisons, manufacturing companies, automobile, gymnasiums, cruise ships, shipping ports, preschool education, primary and secondary schools, colleges including dormitories, all modes of public and private transportation, regulatory consulting agencies, retail, housing and recreation, and of course emergency preparedness for counties and cities use of SteraMist throughout such communities.

SteraMist disinfection helps prevent the spread of harmful pathogens, including bacteria and viruses, reducing the risk of illnesses and infections among individuals. This is particularly crucial in shared spaces such as offices, retail stores, and restaurants where people gather regularly. A healthy and safe work environment promotes employee well-being and productivity. By reducing absenteeism due to illness and creating a comfortable workspace, disinfection measures contribute to a more efficient and effective workforce. For businesses in the service industry, such as hotels, restaurants, and retail stores, providing a clean and hygienic environment is essential for delivering a positive customer experience. Cleanliness influences customer perceptions and can impact loyalty and repeat business. Disinfection helps mitigate the risk of liability claims associated with poor health and safety practices. Implementing proactive disinfection measures can minimize the potential for legal and financial repercussions resulting from health-related incidents.

TOMI, in conjunction with its partners, collaborators, and industry associations, is proactively educating the community on the importance of preventive disinfection through verbal explanation and visual demonstrations of the impact of maintaining a clean environment. We engage in targeted social media campaigns, offer training programs and workshops on best practices, and share case studies of real-life examples highlighting the long-term benefits in promoting health and safety for a successful business.

By further implementing these strategies and our reach, we can effectively convey the importance of proactive disinfection and inspire action among businesses and individuals to prioritize cleanliness and hygiene in commercial settings.

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The Company is committed to further expanding its marketing, advertising, and educational campaigns aimed at its customer base and driving adoption of our SteraMist iHP product line across all our industries: Life Sciences, Hospital-Healthcare, TOMI Service Network, Food Safety, and Commercial. We will continue to innovate and develop tailored products to meet the specific needs of each, ensuring seamless implementation and optimal performance. Our dedicated team of technicians and representatives will continue to provide comprehensive training, maintenance, and servicing of capital equipment worldwide, supporting customers in maximizing the benefits of our patented technology. Additionally, TOMI will continue to offer protocol development and implementation services for SteraMist iHP, recognizing its critical role in various settings, particularly in pandemic preparedness scenarios.

New Program Offering: SteraMist Pro Certified (SPC)

TOMI partners with an expansive network consisting of professionals who are exclusively licensed and trained to use the SteraMist products. TOMI trains and services a wide array of professional remediation companies in the use of SteraMist. TOMI is now championing a proactive approach to disinfection. The 2020 pandemic may have initially spurred reactive measures, we are advocating for a shift towards proactive, ongoing disinfection protocols.

Through consistent and persistent efforts, we are slowly but steadily changing minds across all industries that individuals interact with in their daily lives. By emphasizing the importance of maintaining clean and safe environments as a preemptive measure providing long-term benefits of proactive disinfection in ensuring the health and well-being of their employees, customers, and communities, rather than merely reacting to immediate threats, we are promoting a culture of preventive healthcare.

To do this more widely, we launched the SteraMist Pro Certified (SPC) program, signifies a significant step towards industry excellence. Our aim is to establish a standard that reflects a commitment to continuous improvement, adherence to evolving disinfection and biohazard response norms, and dedication to setting benchmarks in the field.

Central to our mission is ensuring that the SPC program resonates with consumers by placing their needs at the forefront, portraying the certification as user-centric rather than SteraMist-centric. This approach is crucial in garnering recognition and legitimacy for the certification.

In optimizing our communication, offerings, and requirements, we are prioritizing the categorization of Certification participants: Individuals, Sole Proprietors/Small Businesses, Franchises, and Internal/Departments. This classification will enable us to tailor our approach and support to meet the specific needs and challenges faced by each group.

As we move forward, the SteraMist Pro Certified (SPC) program will encompass a comprehensive set of criteria to ensure industry-leading standards. This includes:

1. SteraMist equipment ownership: Demonstrating a commitment to utilizing SteraMist technology for effective disinfection.

2. Public health commitment: Upholding a dedication to safeguarding public health through rigorous disinfection practices.

3. Training excellence: Ensuring thorough and ongoing training for personnel involved in disinfection procedures.

4. Employee awareness and training: Fostering a culture of awareness and competence among staff regarding disinfection protocols.

5. Equipment maintenance assurance: Guaranteeing the proper maintenance and upkeep of SteraMist equipment to optimize performance.

6. Internal self-audit program: Implementing regular self-assessment processes to monitor and improve disinfection practices.

7. Customer feedback innovation: Embracing customer feedback to drive innovation and enhance service delivery.

8. Continuous improvement documentation: Documenting efforts to continuously enhance disinfection practices and procedures.

9. Environmental sustainability commitment: Incorporating environmentally sustainable practices into disinfection operations.

10. Emergency response plan with risk assessment: Developing comprehensive plans and risk assessments to effectively respond to emergencies.

The SPC program seeks to ensure certified entities are equipped to deliver disinfection decontamination while prioritizing public health, safety, and environmental sustainability.

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Competition

The environmental infectious disease control industry or disinfection, decontamination, and sanitization arena is intensely competitive and highly regulated. Competition is intense in all four of our divisions and includes many large and small competitors.

SteraMist iHP Provides a 99.9999% or six-log kill and above kill (i.e., the statistical destruction of all microorganisms and their spores) on all challenged pathogens, on multiple surfaces including Bacillus atrophaeus spores, Bacillus subtilis spores and Geobacillus stearothermophilus spores naked or dressed the last spore is considered a gold standard for validation of sterilization versus household/industrial cleaners that offer a 99.9% (sanitizing) or three-log kill to 99.99% (disinfection) or four-log kill. Thus, our SteraMist iHP surpasses many of the subpar products hastily launched in response to the COVID-19 pandemic. Unlike the reactive solutions, SteraMist iHP offers comprehensive protection against a wide range of pathogens, ensuring thorough and effective disinfection, decontamination, and sanitization in any environment.

SteraMist iHP offers a single consistent, repeatedly validated solution with various application choices. Per the EPA (see, EPA Reg. No. 90150-1), our technology has many competitive advantages including, but not limited to, the following:

•	Easy to use and easily incorporated into (current) cleaning procedures;
•	Fully validated to comply with Good Manufacturing Practice (“GMP”) Standards;
•	Product performance is supported by Good Laboratory Practice (“GLP”) efficacy data;
•	Ready-to-use (formula), (no mixing required);
•	Go (Goes) above, beyond, under and around disinfecting sprays and wipes;
•	Frequent (daily) use formula;
•	Mobile (portable) for rapid deployment throughout a facility;
•	Low operating and maintenance costs;
•	No Wipe, No Rinse;
•	Does not include silver ions or peracetic acid;
•	Does not contain particulate (heavy metals) (minerals) (dyes) (fragrances);
•	Leaves no residues (no wiping necessary);
•	Eliminates (Removes) odor causing bacteria;
•	Does not require adjustment to (modification of) (specific) room temperature or humidity before use (application);
•	Does not contaminate the environment with any toxic by-products;
•	Leaves environment with only oxygen and water (humidity).

In 2021, the onset of the COVID-19 pandemic saw the emergence of new competitors in the commercial industry offering electrostatic sprayers and biostatic protectants. However, unlike these fleeting trends, our commitment to long-term effectiveness with unparalleled efficacy, establishes our superiority in the market.

Our comparable competitors include companies that market other hydrogen peroxide-based products, such as Steris Corporation (“Steris”), Bioquell, Inc. (“Bioquell”) currently owned by Ecolab, Inc. (“Ecolab”), and The Clorox Company (“Clorox”), miscellaneous hydrogen peroxide products various ultraviolet companies and hundreds of quad ammonia-chemical companies. Some of these competitors may have longer operating histories, greater name recognition, larger installed customer bases and substantially greater financial and marketing resources than us.

Ultimately, against all competitors and their products, TOMI SteraMist prevails when the following is prioritized by a facility and user:

Speed: SteraMist offers rapid turnaround times providing a near kill on contact to pathogens, resulting in faster re-entry and use to the treated area.

Comprehensive Coverage: SteraMist reaches every nook and cranny, ensuring thorough disinfection of all areas.

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No Preconditions: SteraMist does not require preconditioning of the space before treatment, streamlining the entire process.

Equipment Safety: Our gentle process ensures sensitive electronics and equipment are safeguarded against corrosion.

Personnel Safety: SteraMist provides a safe environment for personnel, as it does not involve harsh chemicals or processes and per the EPA label requires minimal PPE for the user.

SteraMist iHP emerges as the superior choice when the facility and its users not only require a sterile environment but also must prioritize efficiency, thoroughness, and safety in their disinfection, decontamination, and sanitization requirements.

Finally, our exceptional support team further solidifies TOMI SteraMist's competitive edge. With a dedicated and knowledgeable support team, we ensure that our customers receive unparalleled assistance and guidance. Our commitment to providing outstanding customer service enhances user satisfaction and strengthens loyalty to our brand. In the end, our supportive and attentive approach fosters trust and admiration among our customers.

SteraMist iHP Product and Services

The versatility of SteraMist iHP technology is evidenced by its diverse range of products, accommodating to both mobile and permanent integration needs. Handheld devices offer convenient application, with a quick full coverage spray of 5 seconds per square foot.  Meanwhile, our environment fogging devices are automated, scalable, and programmed for repeatable use.  Three SteraMist applicators achieve a thorough full room disinfection decontamination of a sealed space up to 103.8 m3 (3,663 ft3) in just under 45 minutes (application and dwell time). Individually, each remote applicator can be used to treat a space of approximately 34.6 m3 (1,221 ft3). Injection times are based on individual room size and number of applicators. This adaptability ensures effective and efficient disinfection solutions for various environments and applications.

SteraPak

The all-in-one SteraPak places the SteraMist iHP technology onto the technicians back, delivering premium disinfection utilizing a rechargeable battery and cordless operation.  Our most affordable product line to date is comfortable to use, easy to operate, and has AC and DC power functionality ensuring compatibility in all countries.  The SteraPak is sold with a case of BIT Solution of eight 32-ounce bottles.

SteraMist Surface Unit

The SteraMist Surface Unit, the original all enclosed fully portable TOMI product is a handheld, point and spray disinfection decontamination unit intended to provide quick turnover of any affected space. The Surface Unit is sold with a case of BIT Solution of four-gallon bottles.

SteraMist Environment System

The SteraMist Environment System (“ENV”) is a transportable, remotely controlled system that provides complete room disinfection decontamination. Multiple systems can be used simultaneously to accommodate larger or multiple spaces with fast application and minimal down time. The system allows for both manual (point and spray) and/or fogging modes. Additional features include downloadable and printable cycle data in PDF format (lot # of BIT Solution, location identifier, injection/dwell/aeration times, and error notifications) and audit reporting. These features are required for many Life Science facilities. The ENV is sold with a case of BIT Solution of four-gallon bottles.

The SteraMist Total Disinfection Cart

The Total Disinfection Cart was designed with input of public healthcare facilities EVS (Environmental Service) teams. The cart houses our Surface Unit, a portable H2O2 monitor, Carbon Air Scrubber, Respiratory Protection System with positive pressure air flow, storage hooks, and a sign notifying the room is being treated. Included with the Cart is a custom ICU 55-minute terminal cleaning protocol. The Surface Unit is sold with a case of BIT Solution of four-gallon bottles.

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SteraMist Transport

The SteraMist Transport unit, an all-in-one dual voltage fogging product designed to treat a wide variety of vehicle sizes with an application time of only 20 minutes per 1,000 cubic feet. Additional features include remote start and cycle notification lights. The initial batch of this innovative product is currently in a soft launch phase and has been sold to long-term partners working with their customers for live practical assessment. The Transport is sold with a case of BIT Solution of eight 32-ounce bottles.

NV+

Our new NV+ cutting-edge solution tailored to meet the needs of smaller areas and budgets, while maintaining key advantages of SteraMist iHP fogging application. Encased in a stainless-steel cart, the NV+, like its counterpart ENV features precise dosage based on space volume, remote activation, audit reporting, and cleanroom compliance standards including GMP, cGMP, and GLP.  Different than the ENV, the NV+ boasts LED notification cycle alerts and operates with a telescopic rotating applicator, delivering a 36-minute injection time for spaces up to 1,800 cubic feet. Currently the NV+ is available for purchase, with its debut set for April 2024 at InterPhex, the Company's premier tradeshow. Designed for efficiency and effectiveness, the NV+ offers a cost-effective solution for comprehensive fogging disinfection and decontamination in smaller spaces. The NV+ is sold with a case of BIT Solution of four-gallon bottles or a case of two 10-liter bottles.

SteraMist Custom Engineered System (CES)

The SteraMist Customer Engineered System (“CES”) permanent installation is perfect for any room that requires routine automated decontamination. The CES is an automated system that is installed and plumbed utilizing the facilities’ existing HVAC system. This involves permanently installing SteraMist applicators within the designated space to achieve maximum results and connecting the applicators to an enclosure in a central remote location within a facility. The entire system can be developed for multiple rooms and various specifications. The status of the decontamination cycle is monitored with indicators and can be integrated into a Supervisory Control and Data Acquisition (“SCADA”) monitoring board. The system is now available with a scale to measure the use of BIT Solution for a customer’s ease of reordering our consumable and comes in a variety of drum sizes.

Our long-term focus remains on ongoing projects and validations, which often lead to proposals and interest in our CES permanent decontamination room. These projects involve longer lead times, as they are custom designed, procured, assembled, and installed upon order, a process that can take months to complete. The utilization of BIT Solution typically occurs after the system has been commissioned, site accepted, validated, and performance qualified, which aligns with the customer's readiness for production. However, this can sometimes result in delays in seeing an increase in BIT Solution usage, as it depends heavily on the customer's production and manufacturing timelines, particularly in the pharmaceutical industry.

Despite these challenges, we anticipate that installations of our CES permanent decontamination rooms will have a positive material impact on our results in the upcoming year(s). As these projects progress and come to fruition, we expect to see increased utilization of our BIT Solution, contributing to our overall growth and success.

The CES eliminates issues such as human error, guarantees accuracy that is unmatched by competitors, and decreases a client’s labor cost and downtime. Since its launch, SteraMist’s CES has emerged as a leading solution meeting the increasing demands of customers. In 2023, we focused on expanding our network of contacts and partners to facilitate the adoption of SteraMist iHP CES and other products in the life sciences and other industries. We invested significant time engaging with construction companies, engineers, and design firms involved in facility construction to pave the way for the global expansion of our system(s). As these relationships continue to grow, we are confident that the groundwork laid in 2023 will soon yield tangible results, driving further adoption and utilization of SteraMist solutions worldwide.

Hybrid

The SteraMist Hybrid, a combination of innovation, seamlessly integrating our CES's elegant permanently installed stainless-steel applicators with the generator of the ENV. The generator is strategically positioned in a centralized location of the facility through a docking station or hub. Central to its operation is the Hybrid connection hub, linking the applicators to the ENV and powering the automation of SteraMist iHP decontamination.

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Compliant with cGMP, GMP, and ISO standards, the Hybrid is designed with specific self-programming capabilities. It supports four outputs and one analog input, tailored to receive signals from a H2O2 sensor.  Key outputs would include, shutdown air supply and exhaust, door positions or the disabling of or locking of doors, cycle status lights, fire alarm disabled, among others.

The SteraMist Hybrid offers a cutting-edge solution for customers seeking precise fogging control, permanent applicator placement for accelerated decontamination, and building communication capabilities—all within budgetary or time constraints that may not align with the CES option. This innovative system provides a cost-effective alternative while ensuring compliance with industry standards.

SteraMist Integrated System (SIS)

The SteraMist Integrated System (“SIS”) lineup marks a significant advancement providing versatile options to meet the diverse needs of our customers, both in terms of product functionality and accessibility.

The SIS-Stand Alone or SIS-SA and the SIS-Pharm are now available for integrated enclosure decontamination. The SIS-SA will be stocked in inventory and applicators are sold separately. Conversely, the SIS-Pharm is made-to-order, delivering tailored solutions for specific customer requirements in enclosure decontamination, like our CES.  Both offerings are crafted to streamline products while catering to individual customer needs.

The SIS-MFG is an iHP enclosure integrated by Original Equipment Manufacturer or OEMs, providing the flexibility to mount and fully integrate iHP control panel components and applicators into OEM enclosure. This design ensures that the generator remains out of sight while providing customers an easier method of purchasing iHP as their decontamination solution in a turnkey product.

With our comprehensive lineup of SIS products, we're committed to providing cutting-edge decontamination solutions tailored to the specific needs and preferences of our customers.

Stainless Steel 90 Degree Applicator

TOMI’s standard applicator sold with our original systems is redesigned and manufactured to a 90-degree 316 stainless steel applicator: the ideal applicator to accompany all the SIS product lines. This applicator is purchased with a flange for ease of installation either permanently or semi-permanently.

iHP Corporate Service Decontamination

TOMI offers full room, equipment, facility, and emergency disinfection and decontamination services by certified SteraMist technicians. Our goal is to give our customers a fully tailored service that provides quality control by reducing bioburden and eliminate the potential for costly microbial contamination in the Life Sciences and Food Safety industries. Single and routine services are provided to TOMI customers to coincide with maintenance, mandatory facility shutdowns, or to control a specific threat.  SteraMist technicians provide an efficient 4-step facility disinfection decontamination: site review, protocol generation, deployment and service, and post-treatment reporting.

TOMI’s iHP service department continues to grow with new and existing customers in several divisions. In the life science sector, TOMI’s iHP service department has kept its relationships with large pharmaceuticals, such as Pfizer and ThermoFisher, as well as adding several smaller life science companies, like ForDoz, Scripps, and Lonza, to a regular decontamination schedule. The food safety department steadily gains traction as several plant/produce companies have expressed interest as new and emerging bacteria, toxins, and fungi hamper production.

TOMI's iHP Service stands out as a source of revenue that consistently demonstrates either stability or growth.

Installation Qualification, Operational Qualification, and Performance Qualification

TOMI offers Installation Qualification, Operation Qualification, and Performance Qualification (together “IOQ/PQ”) services to ensure the proper functioning and validation of our decontamination systems. IOQ/PQ involves verifying that the system is installed correctly and operates as intended, meeting predetermined specifications and regulatory requirements. This service is at times requested for our mobile products but certainly is in demand with the SIS and CES products.  Notably, all CES installations worldwide have undergone rigorous qualification processes to validate their performance. Initially, systems were provided by outsourced consultants with the assistances of certified TOMI personnel, but now TOMI offers an all-inclusive package directly, providing an additional source of revenue.

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In 2024, we significantly expanded our support services for customers, offering a comprehensive range of options. From basic training to full validation packages, we are committed to keeping all services in-house, creating an additional revenue stream. Customers can choose from one or multiple service packages, totaling ten distinct offerings, to accompany their capital equipment purchases.

INFORMATION WITH RESPECT TO OUR BUSINESS IN GENERAL

Manufacturing

We outsource the manufacturing and blending of our SteraMist® line of equipment and BIT™ Solution. Our SteraMist® equipment is manufactured by ISO9001 registered companies with multiple facilities in Pennsylvania, Delaware, New Jersey, North Carolina, California, and Australia.

Our solution is blended by an EPA approved blender; our blend includes one sole active ingredient, 7.8% Hydrogen Peroxide.

TOMI maintains ownership of all the SteraMist® product lines, including our BIT™ Solution. Neither our manufacturer nor chemical blender may make modifications to the manufacturing or blending of our products without our request or consent in written format. TOMI maintains all creative control throughout the design and manufacturing process, which includes research & development through final product fabrication.

Intellectual Property

Our portfolio includes more than 25 Utility or Design Patents worldwide which expire at various dates through the year 2038 for both method and system claims on SteraMist® BIT™, as well as design of devices. We continue to pursue further claims to additional capabilities in on-going United States and worldwide patent applications. We have obtained five related United States utility patents, giving us protection of our technology until the year 2038. We have most recently obtained patent protection for our backpack decontamination units and mobile carts in the United States. We have obtained utility patents for our technologies in diverse countries such as Brazil, Japan, Korea, Israel, Australia, Taiwan, Canada, Mexico, Singapore, New Zealand, Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovenia, Sweden and in the UK, and continue to pursue protections all over the world, including China and Europe.

We have submitted utility patent applications in multiple jurisdictions and countries, including Europe, China, Brazil, Korea and Australia for further additional applications of SteraMist BIT, and a related application has already been determined novel and inventive in Taiwan, Japan, Israel, New Zealand, Australia and Singapore. We have recently filed new patent pending applications on novel uses and enhancements of our technology in the United States. We have been awarded a design patent on our surface-mounted applicator device in the United States, China, Japan, Taiwan, and Korea. We have filed and have been granted or have pending acceptance on 32 separate design patents for our: Decontamination Chamber(s), Decontamination Applicator, Decontamination Cart, Applicator, and Surface Mounted Applicator 90-Degree Device. These patents are published around the world, including but not limited to the United States, China, Hong Kong, Europe, United Kingdom, Singapore, Taiwan, Vietnam, Canada, South Korea, and Japan. We are also pursuing IP protection for further applications of our SteraMist BIT in diverse fields in multiple jurisdictions, such as food decontamination in the US and, in installed systems for the application of iHP for the protection of buildings post outbreak or after a biological attack in the US, China, Europe and Japan. With worldwide attention on the etiology of SARs CoV2 coming from a lab leak, attention on the prevention and control of a leak or mishap should be on the mind of all the biological labs managers around the world. The fact that iHP and our BIT platform can be incorporated in new or existing buildings to create an “immune building” should assist in further lab applications of SteraMist in the biosecurity industry in the future. Our current patents with claims to systems already serve to provide protection for our technology in this area and our on-going pending applications will further enhance the scope of our intellectual property. Initial positive search reports for our filed improvement applicator designs in cell biology may be followed by national stage applications in many countries.

Our products are sold around the world under various brand names and trademarks. We consider our brand names and trademarks to be valuable in the marketing of our products. As of today, we have over two hundred trademarks or trademark applications, (word and/or logo) registered or pending across the globe. TOMI registers marks in eight classes of specification of goods and services: Class 1 for Chemicals for Treating Hazardous Waste, Class 5 for Disinfectants, All-Purpose for Hard Surfaces and for Treating Mold, Class 7 for Handheld Power Operated Spraying Machines, Class 11 for Sterilizers for Medical Use and Air Purification, Class 35 for Business Consultation and Management Services, Class 37 for General Disinfecting Services, Class 40 for Chemical Decontamination and Manufacturing Services, and Class 41 for Providing Education Training and information related to biological and bacterial decontamination services. Recently, we have expanded our trademark protection into India.

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Marketing and Distribution

Through our brand awareness, marketing, social media presence and sales, our business growth objective is to be the global leader in disinfection and decontamination products sales, services, and manufacturing. We intend to continue to expand and support research and development on other decontamination and remediation solutions and to form more business alliances with strategic partners.

We continue to perform decontamination services within cleanrooms, bio-safety labs including BSL-3 and BSL-4 labs, tissue and blood labs, pharmaceutical labs, vivariums and research universities and we continue to secure additional license agreements with major remediation, construction, forensic clean-up and bio-safety servicing companies. Both of these strategies assist in the brand awareness and use of our suite of products.

We sell our products domestically and internationally through our internal sales force, as well as independent sales and manufacturing representatives. Internationally, our products are sold through exclusive and non-exclusive sales representatives and distributors.

Research & Development

Our research and development efforts focus on improving, extending and applying our proprietary technology in the field of mechanical cleaning and decontamination. Research and development expenses for the years ended December 31, 2024 and 2023, were approximately $291,000 and $492,000, respectively.

Government Regulation

Our business is subject to various degrees of governmental regulation in the countries in which we operate. In the United States, the EPA, the FDA and other governmental authorities regulate the development, manufacture, sale, and distribution of our products and services. Our international operations also are subject to a significant amount of government regulation, including country-specific rules and regulations and U.S. regulations applicable to our international operations. Government regulations include detailed inspection of, and controls over, research and development, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage, and disposal practices. Our low percentage of hydrogen peroxide serves as a competitive advantage with respect to transporting our product by air. Our major hydrogen peroxide competitors have to transport their chemicals by rail, road or sea as the Department of Transportation (DOT) will not allow a product that contains greater than 8% hydrogen peroxide to be transported by air. SteraMist with 7.8% Hydrogen peroxide is not subject to stringent government regulations that usually apply to the transporting chemicals We believe that we are currently compliant in all material respects with applicable regulatory requirements. To date, every registration for our technology we have applied for has been accepted.

Employees

As of April 10, 2025, we have 20 full-time executive, operational and administrative employees working within the United States. Most of our sales are conducted by global exclusive distribution agreements or domestically by our internal sales team or independent manufacturing representatives.

Available Information

We make available free of charge on or through our corporate website, https://tomimist.com/, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those filings as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (“SEC”). Information contained on our website is not incorporated by reference unless specifically stated therein.

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In addition, the SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as TOMI, who file electronically with the SEC. The address of the website is www.sec.gov.

Item 1A. RISK FACTORS.

Our business routinely encounters and attempts to address risks, some of which will cause our future results to differ, sometimes materially, from those originally anticipated. Below, we have described our present view of certain important risks. The risk factors set forth below are not the only risks that we may face or that could adversely affect us. If any of the risks discussed in this Annual Report on Form 10-K actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in our other filings with the SEC.

Risk Related to Our Company and Business

We have a history of losses and may not be able to achieve profitability in the future.

We generated a net loss of approximately $4.5 and $3.4 million for the years ended December 31, 2024 and 2023, respectively.  We also had an accumulated deficit of $54.3 million as of December 31, 2024.  Prior to 2020, we had not generated any profit from our business operations.  While we experienced an increase of our revenue and net income in 2020, primarily due to a significant increase of demand for our products as protective measures against the spread of the COVID-19 disease during the pandemic, such demand subsided in 2021 as the pandemic gradually came under control, which caused us to incur a net loss in 2021 and such trend has continued, and there is no guarantee that any similar pandemic or global health crisis will emerge. In addition, if we decrease our headcount and expenses, we may be unable to support our continued product development and planned growth, and we may not be able to achieve profitability.

Our SteraMist® family of products currently accounts for the majority of our revenue, and our success is almost completely dependent on the success of our SteraMist® brand.

Our SteraMist® family of products is currently our primary product offering, and we are completely dependent on its success. Successfully commercializing products such as ours is a complex and uncertain process. Our commercialization efforts will depend on the efforts of our management and sales team, our third-party manufacturers and suppliers and general economic conditions, among other factors, including the following:

•	the effectiveness of our marketing and sales efforts in the United States and internationally;
•	our third-party manufacturers and suppliers’ ability to manufacture and supply the components of our SteraMist® products in a timely manner, in accordance with our specifications, and in compliance with applicable regulatory requirements, and to remain in good standing with regulatory agencies;
•	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competing disinfection products;
•	our ability to obtain, maintain, and enforce our intellectual property rights in and to our SteraMist® products;
•	the emergence of competing technologies and other adverse market developments, and our need to enhance our SteraMist® products and/or develop new products to maintain market share in response to such competing technologies or market developments;
•	our ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of our SteraMist® products; and
•	our ability to achieve and maintain compliance with all regulatory requirements applicable to our SteraMist® products.

We have hired and trained additional sales personnel. Despite this growth in sales personnel, we expect that our additional sales force will require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual vertical and or territory. Furthermore, the use of our products will often require or benefit from direct support from us. If our sales representatives do not achieve the productivity levels, we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer.

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We do not have long-term customer contracts, and our sales history or backlog cannot be relied upon as an indicator of our future sales.

We do not have long-term contracts with any of our customers, and our sales history or backlog cannot be relied upon as a future indicator of our revenues. Our contracts and purchase commitments with customers may be canceled under certain circumstances. As a result, we are exposed to competitive price pressures on every order, and our agreements with customers do not provide assurance of future sales. Our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. As such, our unfilled orders and previously completed sales should not be relied on as a measure of anticipated demand or future revenue.

Our agreements with restoration industry specialists are not exclusive, which may allow for our competitors to sell their products and services to such specialists.

Our agreements with restoration industry specialists under our TOMI Service Network program, which allows certain restoration specialists to use and sell our products, are not exclusive. This lack of exclusivity allows our competitors to sell products to the same restoration specialists, which could reduce our sales if our competitors’ products are used in lieu of our products. Additionally, the use of our and our competitors’ products by a restoration specialist may create market confusion between our products and the products of our competitors, which may adversely affect our brand reputation and business.

Our success depends upon broad market acceptance of our technology that has not yet been achieved in the Hospital-Healthcare market.

Our BIT technology as a Hospital-Healthcare disinfectant is relatively new, having received full Hospital registration for Clostridium difficile spores from the EPA in mid-2017. Our sales are dependent upon broad market acceptance of our technology that replaces long-standing failing manual cleaning techniques such as quaternary ammonium compounds and bleach for disinfection, with our no-touch mechanical process. The failure to obtain broad market acceptance inevitably leads to substantially increased lead times for sales until our prospective customers, particularly in the Hospital-Healthcare market, are accustomed to the use of newer mechanical technology. The inability to timely meet our sales goals could adversely affect our financial condition and results of operations.

There is substantial doubt about the company’s ability to continue as a going concern.

For the years ended December 31, 2024 and 2023, our net loss was approximately $4,477,000 and $3,403,000, respectively, and the cash used in operations was approximately $1,440,000 and $3,599,000, respectively.  As of December 31, 2024, we had approximately $665,000 of cash and cash equivalents and an accumulated deficit of $54.3 million.  These factors raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued. We intend to fund ongoing activities by utilizing our current cash on hand, the cash generated from operations, and by raising additional capital through equity or debt financings. We continue to pursue various options to raise capital to enhance our cash position, including more recently by issuing convertible notes to accredited investors.  However, there can be no assurance that we will be successful in raising that additional capital or that such capital, if available, will be on terms that are acceptable to us, as our ability to raise capital may be affected by various factors, including general market conditions, volatility of our stock price, investor interests and expectations, and our financial performance.

We are subject to a variety of risks associated with doing business internationally.

We maintain significant international operations, including operations in the U.S., Canada, Mexico, Europe, Asia Pacific and Latin America. As a result, we are subject to a number of risks and complications associated with international manufacturing, sales, services, and other operations. These include: risks associated with currency exchange rate fluctuations; requirements or preferences for domestic products or solutions, which could reduce demand for our products; difficulties in enforcing agreements and collecting receivables through some foreign legal systems; unexpected legal or regulatory changes; enhanced credit risks in certain countries and emerging market regions; significant variations in tax rates among the countries in which we do business, and tax withholding obligations in respect of our earnings; exchange controls or other trade restrictions including, constraints on our supply chain and the industries in which we operate; customs clearance and shipping delays; general economic and political conditions in countries where we operate or where end users of our products are situated; natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, travel, social distancing and quarantine policies, boycotts, curtailment of trade, and other business restrictions affecting our ability to manufacture or sell our products; difficulties associated with managing a large organization spread throughout various countries; difficulties in enforcing intellectual property rights or weaker intellectual property right protections in some countries; and difficulties associated with compliance with a variety of laws and regulations governing international trade.  The recent imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could increase the cost of goods for our products or reduce our ability to sell products globally, which may adversely affect our operating results and financial condition.

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In late February 2022, Russia launched a large-scale military attack on Ukraine, amplifying already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the United States, and resulting in global sanctions against Russia by various countries, including the United States, the United Kingdom, and European Union. In addition, the Israel-Hamas War and wider Middle East geopolitical developments may negatively impact regional and global economic markets (including Europe and the United States), companies in other countries (particularly those that have done business with Russia, Ukraine, or Israel) and on various sectors, industries and markets for securities and commodities globally. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility, cause severe negative effects on regional and global economic markets, industries, and companies and have a negative effect on the Company’s performance.  The extent and duration of these military actions or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant impact on the Company’s performance.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our sales to foreign entities are subject to far reaching and complex export control laws and regulations in the United States and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

Failure to comply with the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit improper payments or offers of payment to foreign governments and political parties for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. Any violation of the FCPA or other applicable anti-corruption laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, businesses, financial conditions, operating results and cash flows.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, including a wide variety of EPA labeling and other state regulatory agency requirements. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we are required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we are subject to EPA labeling requirements for each use that SteraMist® is intended to address. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell out products, our business and financial results will be negatively impacted.

Our reliance upon third-party contractors, suppliers and manufacturers for the manufacture of our products increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost and reduces our control over the manufacturing process.

We rely upon third parties to supply us with our products. We outsource the manufacturing of our SteraMist® line of equipment to two manufacturing companies and use contract manufacturers to build our BIT-based systems, as we do not maintain our own manufacturing facilities. If we fail to maintain relationships with our current suppliers, we may not be able to effectively commercialize and market our products, due to risks including increased product costs, limited inventory that is not capable of meeting demand and the possible misappropriation of our proprietary information, such as our trade secrets and know-how. Further, as we maintain a limited number of manufacturers for our SteraMist® line of equipment and blenders for our SteraMist® solutions, alternative production facilities may not be available in the event of a disruption, or if alternative production facilities are available, the number of third-party suppliers with the necessary manufacturing and regulatory expertise to produce our products at their current quality level is limited, and it could be expensive and take a significant amount of time to arrange for and qualify alternative suppliers, which could have a material adverse effect on our business. Additionally, supply chain disruptions and access to materials have impacted our suppliers’ ability to deliver products to us in a timely manner.

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Because of our reliance upon third parties to supply us with our products, we do not have control over the manufacturing process of our third-party suppliers and are dependent on such third-party suppliers for compliance with the regulations applicable to our products. Third-party suppliers may not be able, or fail, to comply with applicable regulatory requirements, which could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which could significantly and adversely harm our business and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with suppliers based on our estimates of future demand for our products and services. Our limited historical experience in foreign markets and recent increase in demand in the United States may lead us to inadequately forecast such inventory needs. Further, our ability to accurately forecast demand for our products could be negatively affected by many factors, including our failure to adequately manage our expansion efforts, product introductions by competitors, an increase or decrease in customer demand for products of our competitors, our failure to accurately forecast customer acceptance of new product enhancements, unanticipated changes in general market conditions or regulatory matters, and weakening of economic conditions or consumer confidence in future economic conditions.  In addition, our demand may be affected by macro-economic factors beyond our control,  which can cause sudden and substantial increase or decrease of demand on short notice, making it more difficult to us to obtain accurate forecasts of customer demand.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Similarly, a portion of our inventory could become obsolete or expire, which could have a material and adverse effect on our earnings and cash flows due to the resulting costs associated with inventory impairment charges and costs required to replace obsolete inventory. Any of these occurrences could negatively impact our financial performance.

Conversely, if we underestimate customer demand, we may not be able to deliver sufficient products to meet our customers’ requirements, which could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and suppliers or our third-party manufacturers may not be able to allocate sufficient resources to meet our increased requirements, which could have an adverse effect on our ability to meet customer demand for our products and our results of operations.

Our success depends on our ability to adequately protect our intellectual property.

Our commercial success depends, in part, on our ability to obtain, maintain, defend, file new or enforce our existing patents, trademarks, trade secrets and other intellectual property rights covering our technologies and products throughout the world. We may, however, be unable to adequately preserve such rights due to a number of reasons, including the following:

•	our rights could be invalidated, circumvented, challenged, breached or infringed upon;
•	we may not have sufficient resources to adequately prosecute or protect our intellectual property rights;
•	upon expiration of our patents, certain of our key technology may become widely available; or
•	third parties may be able to develop or obtain patents for similar or competing technology.

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Although we devote resources to the establishment and protection of our patents and trademarks, the actions we have taken or will take in the future may not be adequate to prevent violation of our patents, trademarks and proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their patents, trademarks and proprietary rights. In the future, litigation may be necessary to enforce our trademarks or proprietary rights and we may be forced to defend ourselves against claimed infringement or the rights of others. Any such litigation could result in adverse determinations that could have a material adverse effect on our business, financial condition or results of operations.

In addition, we rely in part upon unpatented trade secrets, unpatented know-how, and continuing technological innovation which may not yet, or may never be, patented, to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees, third party manufacturers, and consultants. We also have agreements with our employees and consultants that obligate them to assign their inventions to us. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. In addition, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Further, our trade secrets could otherwise become known or be independently discovered by our competitors, which would harm our business.

The risk of loss of the Company’s intellectual property, trade secrets or other sensitive business information or disruption of operations could negatively impact the Company’s financial results.

The Company has sensitive information, including intellectual property, trade secrets, and other sensitive, business critical information as well as on-premises and cloud-based business applications critical to conducting business. In addition, our research and development facility uses modern computer systems.  Cyber-incidents affecting the Company, its supply chain or customers could compromise confidential, business critical information, cause a disruption in the Company’s operations, harm the Company's reputation, or endanger the environment if the Company, its suppliers or customers do not effectively prevent, detect and recover from these or other security breaches. While the Company has not encountered cyber security challenges that have materially impaired our operations or financial condition it may be the target of cyber security related incidents.

Although management believes the Company has not experienced any cyber security related incident or losses to date related to these cyber security incidents, there can be no assurance that such losses will not be suffered in the future. The Company seeks to actively manage the risks within its control that could lead to business disruptions and cyber security incidents through a comprehensive cyber security program. As cyber security threats present themselves, the Company may be required to expend significant resources to enhance its control environment, processes, practices, and other protective measures. Despite these efforts, such events could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

We may be unable to enforce our intellectual property rights throughout the world.

As part of our growth strategy, we are continuing to expand our operations internationally. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent that we have obtained or are able to obtain patents, trademarks or other intellectual property rights in any foreign jurisdictions, it may be difficult to stop the infringement of our patents, trademarks or the misappropriation of other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the availability of certain types of patent rights and enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide only limited benefit or no benefit.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, efforts to protect our intellectual property rights in such countries may be inadequate. In addition, future changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and products and the enforcement of intellectual property.

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We face significant competition in our industry, some of which have longer operating histories, more established products or greater resources than we have currently.

The decontamination and environmental infectious disease control industry is extremely competitive. The competition includes remediators and disinfection/decontamination companies such as Steris, Bioquell (Eco-lab) and Clorox, various miscellaneous hydrogen peroxide companies, ultraviolet companies and hundreds of quad ammonia-chemical companies. These competitors may have longer operating histories, greater name recognition, larger installed customer bases, a greater ability to provide similar products and services at a lower cost and substantially greater financial and marketing resources than us to develop new products and commercialize existing products. We believe that the principal factors affecting competition in our markets include name recognition, customer familiarity with products, effective marketing, competitive pricing strategies and the ability to receive referrals based on client confidence in the service. There are no significant barriers of entry that could keep potential competitors from opening similar facilities. Our ability to compete successfully in the industry will depend, in large part, upon our ability to market and sell our indoor decontamination and infectious disease control products and services. We may not be able to compete successfully in the remediation industry. Further, if one or more competitors successfully develops a decontamination product that is more effective, better tolerated, results in a better customer experience, is easier to use or otherwise more attractive than our products, our ability to continue to commercialize our products could be significantly and adversely affected due to a lack of ability to compete, which would have a material adverse effect on our business, financial condition and results of operations.

If the quality of our products do not meet the expectations of our customers, then our brand and reputation or our business could be adversely affected.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, including defects in third-party components and inventory. We may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, we may be subject to claims and liability if the performance of products do not meet the expectations of our customers. If the quality of our products does not meet the expectations of customers, then our brand and reputation, and our ability to receive referral customer business, could be adversely affected.

Our long-term growth depends, in part, on our ability to enhance, develop, market and sell new products, and if we fail to do so we may be unable to compete effectively.

It is important to our business and our long-term growth that we continue to enhance and develop new products. We intend to continue to invest in research and development activities focused on improvements and enhancements to our existing intellectual property and product offerings. Our development goals include the development and commercialization of a variety of sanitizing robotic devices and backpack units. Despite our reasonable efforts, it may not be possible for us to innovate in a way to keep us competitive with other companies due to financial and time constraints which will negatively impact our business.

The development and initial production and enhancement of the decontamination systems we produce is often accompanied by design and production delays and related costs. If we are unable to introduce new products on our anticipated timeframe or financial cost, our business, financial condition and results of operations may suffer due to failing to remain competitive in our market.

We have a limited management team size which may reduce our ability to effectively manage our business operations as it grows.

Despite our current hiring efforts for non-management employees and redefining of job descriptions, we have a limited management team size. This limited management team may reduce our ability to effectively manage our business as it grows or respond to significant demand from customers. As we expand, we expect to increase the size of our management team. However, our management team may not be able to adequately manage our business, and any failure to do so could lead to a general negative impact to our business.

We are dependent on our key personnel, the loss of whom could adversely affect our operations, and if we fail to attract and retain the talent required for our business, we could be materially harmed.

Our success is substantially dependent on the performance of our executive officers, including our Chairman and Chief Executive Officer, Dr. Halden S. Shane, the loss of whom would have a material adverse effect on our business.

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We depend to a significant degree on our ability to attract, retain and motivate quality personnel. We further note that competition for highly skilled personnel is often intense. Moreover, our new sales representatives require a lengthy training process to achieve the requisite level of competency with our products.  We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs, the failure of which would have a material adverse effect on our business.

Our operations, and those of our suppliers, are subject to a variety of business continuity hazards and risks, any of which could interrupt production or operations or otherwise adversely affect our performance and results.

We are subject to business continuity hazards and other risks, including natural disasters, utility and other mechanical failures, labor difficulties, inability to obtain necessary licenses, permits or registrations, disruption of communications, data security and preservation, disruption of supply or distribution, safety regulation and labor difficulties. The occurrence of any of these or other events might disrupt or shut down operations, or otherwise adversely impact the production or profitability of a particular facility, or our operations as a whole. We may also be subject to certain liability claims in the event of an injury or loss of life, or damage to property and equipment, resulting from such events. Although we maintain property and casualty insurance, as well as other forms of insurance that we believe are customary for our industries, our insurance policies include limits and, as such, our coverage may be insufficient to protect against all potential hazards and risks incident to our business. Should any such hazards or risks occur, or should our insurance coverage be inadequate or unavailable, our business, prospects, financial condition and results of operations might be adversely affected.

Our products are subject to potential product liability claims which, if successful, could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to significant risks for product liability claims if death, personal injury or property damage results from the use of our products. While we currently maintain insurance against product liability claims, we may experience material product liability losses in the future. Our insurance coverage may not continue to be available on terms that we accept, if at all, and our insurance coverage also may not adequately cover liabilities that we incur. A successful claim against us that exceeds our insurance coverage level or that is not covered by insurance, or any product recall, could have a material adverse effect on our business, financial condition and results of operations. In addition, product liability and other claims can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Further, claims of this nature may cause our customers to lose confidence in our products and us. As a result, an unsuccessful defense of a product liability or other claim could have a material adverse effect on our financial condition, results of operations and cash flows.

The misuse of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Customers, technicians, or service providers could use our products in a manner that is inconsistent with the products’ intended use. We train our marketing personnel and sales representatives to not promote our products for uses outside of the intended use, however, we cannot otherwise prevent all instances of misuse. Further, the marketing and sales representatives that we have hired to help meet the demand for our products may not have received proper training or have the working knowledge needed to adequately advise our customers how to safely use our products. Misuse of our products may cause an increased risk of injury to customers, which could harm our reputation in the marketplace, as well as lead to potential product liability lawsuits.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could harm our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other companies, products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including: problems assimilating the acquired products or technologies; issues maintaining uniform standards, procedures, controls and policies; unanticipated costs associated with acquisitions; diversion of management’s attention from our existing business; risks associated with entering new markets in which we have limited or no experience; increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters; and unanticipated or undisclosed liabilities of any target.

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We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions, we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If we are unable to develop and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results in a timely manner

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Our management also evaluates the effectiveness of our internal controls, and we disclose any changes and material weaknesses identified through such evaluation of our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in the internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline.

As disclosed in Item 9A of this Form 10-K , we concluded that as of December 31, 2024, material weaknesses existed because (I) There are limited resources within the finance and accounting departments with sufficient knowledge and experience in applying U.S. GAAP, including but not limited to developing appropriate accounting estimates, reserves, and allowances in a timely manner and to maintain proper segregation of duties; and (II) Policies and procedures with respect to the review, supervision and monitoring of our accounting and SEC reporting functions were either not designed and in place or not operating effectively, For a detailed description of such material weaknesses, please see Item 9A Control and Procedures.

In response to the material weaknesses, we are in the process of developing and implementing remediation plans, which include, among other things (i) We plan to expand the resources within the finance and accounting departments with personnel who possess sufficient knowledge and experience in applying U.S. GAAP, including but not limited to developing appropriate accounting estimates, reserves, and allowances in a timely manner and to maintain proper segregation of duties. (ii) We will design and implement additional policies and procedures with respect to the review, supervision and monitoring of our accounting and SEC reporting functions to improve the effectiveness of our internal controls and to ensure the timely reporting with the SEC in accordance with GAAP. (iii) We will continue to recruit and train personnel with appropriate internal controls, accounting knowledge and experience commensurate with our accounting and reporting requirements, in addition to engaging and utilizing third party consultants and specialists. Our management also continued to reallocate and align roles and responsibilities within the accounting team to optimize and leverage the skills and experience of various personnel. See Item 9A Control and Procedures.  While we believe these measures will remediate the control deficiencies we have identified and strengthen our internal control over financial reporting, there is no guarantee that such remedial measures will be implemented successfully or completed in a timely manner, and failure to do so may adversely affect the Company.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

We have and likely will continue to incur significant legal, accounting and other expenses as a public company subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 (“SOX”), the Dodd–Frank Wall Street Reform and Consumer Protection Act and other applicable rules and regulations. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, applicable rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board), or as executive officers.

In addition, SOX requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Our testing, or the potential subsequent testing by our independent registered public accounting firm in future periods, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 of SOX may require that we incur substantial expense and expend significant management time on compliance-related issues. Moreover, if our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, such as the material weaknesses described in “Item 9A Control and Procedures” in this Form 10-K, the market price of our stock could decline, and we could be subject to sanctions or investigations by regulatory authorities, which would require additional financial and management resources.  For more information, please see risk factor above entitled “If we are unable to develop and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results in a timely manner”

As a result of disclosure of information, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

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Risk Related to Our Securities

Our stock price is volatile and there is a limited market for our shares.

The stock markets generally have experienced, and will probably continue to experience, extreme price and volume fluctuations that have affected the market price of the shares of many small-cap companies. Factors that may affect the volatility of our stock price include the following:

•	anticipated or actual fluctuations in our quarterly or annual operating results;
•	our success, or lack of success, in developing and marketing our products and services;
•	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;
•	changes in financial estimates by us or of securities or industry analysts;
•	the issuance of new or updated research reports by securities or industry analysts;
•	the announcement of new products, services, or technological innovations by us or our competitors;
•	the announcement of new customers, partners or suppliers;
•	the ability to collect our outstanding accounts receivable;
•	changes in our executive leadership;
•	regulatory developments in our industry affecting us, our customers or our competitors;
•	competition;
•	actual or purported “short squeeze” trading activity; and
•	the sale or attempted sale of a large amount of common stock, including sales of common stock following exercises of outstanding warrants.

We do not intend to pay dividends for the foreseeable future.

We have not paid dividends on our common stock since inception. The continued operation and expansion of our business will require substantial funding. Accordingly, we currently intend to retain earnings, if any, for use in the business and we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant. Investors seeking cash dividends should not purchase our common stock. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

We have a substantial number of options, warrants, convertible notes and convertible preferred stock outstanding, which could give rise to additional issuances of our common stock and potential dilution of ownership to existing shareholders.

As of December 31, 2024, we had outstanding convertible note, options, warrants and convertible preferred stock to purchase approximately an aggregate of 5.7 million shares of our common stock at exercise prices ranging from $0.64 to $7.06 per share. Of these, approximately 2,100,000 represent shares underlying convertible notes with an exercise price of $1.25, approximately 805,000 represent shares underlying options with exercise prices ranging from $0.71 to $7.06 per share, approximately 2.8 million represent shares underlying warrants at exercise prices ranging from $0.64 to $6.95 per share and approximately 63,750 represent shares underlying our shares of convertible $0.01 Series A preferred stock. To the extent any holders of options, warrants or convertible preferred stock exercise the same, the issuance of shares of our common stock upon such exercise will result in dilution of ownership to existing shareholders.

The trading market for our common stock will rely in part on the research and reports that securities or industry analysts publish about us and our business. If one or more of the analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline and could result in the loss of all or part of your investment in us.

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Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Our common stock is traded on the NASDAQ Capital Market (“Nasdaq”) and, despite certain increases of trading volume from time to time, there have been periods when our common stock could be considered thinly traded, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small. Equity or equity-related financing transactions that result in a large amount of newly issued shares that become readily tradable, or sales of significant numbers of shares by current shareholders, have placed, and in the future could place, downward pressure on the trading price of our stock. In addition, during times of lower trading volume, a shareholder who desires to sell a large number of shares of common stock may need to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. In the event that the price of our stock falls, we may become involved in securities class action litigation that could divert management’s attention and harm our business.

In the future, we may also issue our securities if we need to raise additional capital or in connection with acquisitions. The number of shares of our common stock issued in connection with a financing or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

We may not be able to maintain compliance with Nasdaq’s listing standards, which could limit shareholders’ ability to trade our common stock.

As a listed company on the Nasdaq, we are required to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our common stock. If we fail to meet these continued listing requirements, our common stock may be subject to delisting, which could materially impact the liquidity of our common stock making it more challenging to buy and sell shares of our common stock.

On March 28, 2025, we received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying us that, for the preceding 30 consecutive business days, the closing bid price for the Company’s common stock, par value $0.01 per share (the “Common Stock”) was below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The notification received has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until September 24, 2025 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. There is no guarantee that we will be able to regain compliance with the Bid Price Requirement by the Compliance Date, and failure to do so may subject us to delisting proceedings of NASDAQ.

We are a “smaller reporting company” under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a “smaller reporting company” under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies. Investors may not find our common stock attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our shareholders.

Provisions of our articles of incorporation, as amended, and amended bylaws as well as provisions of Florida law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our shareholders. These include: maintaining authorized but unissued shares of our capital stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt; no provision for the use of cumulative voting for the election of directors; maintaining a staggered board, limiting the speed at which our shareholders may replace our entire Board, and limiting the ability of our shareholders to call special meetings.

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In addition, Florida Business Corporation Act, or FBCA, § 607.0902 generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board, will not possess any voting rights unless such voting rights are approved by a majority of our disinterested shareholders. Additionally, FBCA § 607.0901 requires that, subject to certain exceptions, any affiliated transaction with a shareholder that owns more than 15% of the voting shares of the corporation, referred to as an “interested shareholder,” receive the approval of either the corporation’s disinterested directors or a supermajority vote of disinterested shareholders, or, absent either such approval, that a statutory “fair price” be paid to the shareholders in the transaction. The shareholder vote requirement is in addition to any shareholder vote required under any other section of the FBCA or our articles of incorporation, as amended.

The concentration of our common stock ownership with our executive officers, directors and affiliates will limit your ability to influence corporate matters.

Our executive officers, directors and owners of 5% or more of our outstanding common stock and their respective affiliates beneficially owned, in the aggregate approximately 24.2% of our outstanding common stock as of March 10, 2025. This percentage includes outstanding shares of common stock, convertible preferred stock, warrant and stock options that are vested and exercisable as of that date. These shareholders will therefore have significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control will limit our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. This ownership could negatively affect the value of our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cyber security threats, as such term is defined in Item 106(a) of Regulation S-K.  We have established internal procedures for assessing, identifying and managing cyber security risks, which are built into our overall information technology function and are designed to help protect our information assets and operations from internal and external cyber threats, and protect employee information from unauthorized access or attack, as well as secure our networks and systems. Such processes include physical, procedural and technical safeguards and routine review of our policies and procedures to identify risks and refine our practices. We consider the internal risk oversight programs of third-party service providers before engaging them in order to help protect us from any related vulnerabilities.

We have not encountered cyber security challenges that have materially impaired our operations or financial condition. Additional information regarding risks from cyber security threats is provided at “Item 1A. Risk Factors.”

Governance; Board Oversight

The Audit Committee of our Board provides direct oversight over cyber security risk and provides updates to the Board of Directors regarding such oversight, when and if appropriate. Management provides periodic updates to the Audit Committee regarding cyber security matters including significant new cyber security threats or incidents, when and if appropriate.

Item 2. PROPERTIES

Our U.S. headquarters, a 9,000 square foot office space, is located at 8430 Spires Way, Frederick, MD 21701. The facility includes a warehouse, training room, quality control room, qualification laboratory, with its own drive-in custom iHP™ SteraMist® Complete Room System. The new warehouse is significantly larger than our previous headquarters, allowing TOMI to store its new product lines and stock a greater variety of inventory–quickly delivering a customer purchase. The training room is integrated with the newest technology to be able to present SteraMist® virtually around the world. As the company keeps up with the demand for SteraMist®, there is a dedicated quality control room to allow our service engineers to work on machines for quick and efficient service to our customers. The lease for our U.S. headquarters has a 10-year term and provides for annual rent of approximately $165,000.

Item 3. LEGAL PROCEEDINGS

We currently are not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

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PART II

Item 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is currently listed on Nasdaq Capital Market under the symbol “TOMZ.”

Shareholders

As of April 9, 2025, there were 67 record holders of our common stock; however, we believe we have approximately 5,000 stockholders, including those held in street name. On April 9, 2025, the last reported sale price of our common stock on the Nasdaq was $0.78 per share.

Dividends

We have not paid and do not currently intend to pay cash dividends on our common stock in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for operation and expansion of our business. The declaration of dividends, if any, will be subject to the discretion of our Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

Recent Sales of Unregistered Securities

None.

Issuer Repurchases of Equity Securities

None.

Equity Compensation Plan Information

For information about our equity compensation plans and other related stockholder matters see Item 12 of Part III of this Annual Report on Form 10-K.

Item 6. [Reserved]

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations relates to the years ended December 31, 2024 and 2023. This discussion and analysis should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Annual Report on Form 10-K.

Annual and Quarterly Highlights

Business Update

For the year ended December 31, 2024, we increased our year-over-year annual revenue by 5%, continued to expand our customer base, diversify our product line, and secured significant agreements and new partnerships which will enhance our ability to distribute the SteraMist brand of products and services on a global scale, aiding in the utilization of iHP technology across all divisions worldwide.

In 2024, we expanded many existing relationships and established new key contacts.  Formally, we contracted with six different partners across various regions, including Malaysia, India, Canada, Korea, and the United Kingdom. These collaborations span focused industries such as pharmaceuticals, vivarium, emergency services, and general disinfection and cleaning. We are committed to nurturing these partnerships alongside our other 30 partners to further develop and strengthen the SteraMist brand in the global market.

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In 2024, the service decontamination sector in the Life Sciences witnessed significant shifts among key competitors domestically, creating numerous opportunities for our Company. On March 7, 2024, we announced the expansion of SteraMist iHP Corporate Service, with customers securing contracts for routine business through 2026. This growth accelerated through the second and third quarters of 2024, culminating in a record-breaking revenue performance in quarter 3 2024. Our commitment to supporting our clientele, including Pfizer, Inc. and Thermo Fisher Scientific facilities, remains strong, while we successfully onboarding new customers, including multiple smaller engagements within the Food Safety sector. These new relationships are expected to drive future sales across both capital equipment and routine service contracts. This positive trend is already evident in 2025, with Quarter 1 showing a 41% increase in iHP Corporate Service revenue compared to Quarter 1 2024. The addition of these customers further solidifies iHP’s position as a market leader in advanced decontamination solutions, serving corporate clients across life sciences and adjacent industries.

To enhance our market presence in the western United States, we formed a strategic partnership with EMAQ in the second quarter of 2024. EMAQ has made a significant investment exceeding $1,000,000 in SteraMist iHP equipment and will act as our regional partner to expand iHP services in this area. This collaboration is expected to drive substantial growth in solution sales, leveraging our razor-and-blade business model—where SteraMist delivery systems represent the razor, and our proprietary BIT Solution serves as the razor blade that is designed to generate ongoing revenue. The partnership is progressing well, with both companies effectively combining strengths and resources to build business and expand opportunities.

In 2024, we made the decision to declassify the TOMI Service Network (TSN) to incorporate other industries outside of remediation; however, we remain committed to supporting all our service providers that joined as TSN members.  Our focus extends not only to our current partners but also to onboarding additional providers who can offer their customers the fast, harsh chemical free SteraMist iHP disinfection decontamination technology.  A notable example of this is our collaboration with Triumvirate Environmental, a respected leader in Environmental, Health, and Safety (EHS) services since 1988, specializing in the life science, healthcare, higher education, and advanced manufacturing industries.  We are excited about the opportunity to work with Triumvirate Environmental and anticipate forming a robust partnership in the eastern United States as they become familiar with our innovative technology and many applications.

In November 2024, Bonneville Joint School District No. 93, located in Bonneville County, Idaho integrated SteraMist technology into its cleaning protocols. This adoption underscores the district’s commitment to prioritizing the health and safety of its students and staff through advanced disinfection measures and demonstrates the versatility of our SteraMist technology and products to serve educational institutions.

Many industries within our four key divisions prioritize ease of use and automation, seeking repeatable, validated, and thoroughly tested disinfection and decontamination solutions. TOMI dedicated significant resources to developing a variety of options tailored to meet diverse budgetary requirements in response to this market demand. Among our offerings, the Custom Engineered System (CES) remains a favored choice, bolstered by a strong pipeline. However, for customers with budget constraints, our Hybrid solutions and the newly introduced SteraMist Integrated System (SIS) have become preferred alternatives.

It is important to clarify that the revenue recognition and timing of completion do not directly correlate with the progress of our projects. In 2024, we actively worked on and supported in some fashion seven (7) different custom projects, many of which have been previously reported on. We have secured our first 2025 CES deal. Collectively, these eight (8) deals are valued at approximately $3.7 million. Additionally, we are pleased to announce that we have secured contracts for three (3) more SIS offerings this year, totaling approximately $575,000 in sales.. As these customers complete their internal evaluations and activate these iHP automated systems, we expect a significant boost in our BIT Solution sales, further enhancing our razor-and-blade business model.

With the successful completion of each project, our iHP technology is rapidly gaining popularity as the preferred decontamination solution for pharmaceutical and biotech companies. Further, as we continue to install our technology to these projects, the product line evolves into a comprehensive turnkey solution.

To enhance our turnkey solutions, the end of 2024 and the beginning of 2025 marked a significant shift in our relationships with Original Equipment Manufacturers (OEMs). By officially partnering with PBSC and collaborating with other industry players, TOMI is now equipped to offer a comprehensive range of iHP solutions tailored for customers requiring enclosures for controlled environments. This development not only expands our SIS offerings but also creates an additional revenue stream for TOMI. We are eager to see how these partnerships evolve throughout 2025.

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TOMI will soon begin a project with a major conglomerate focused on the decontamination of heart monitoring devices. This initiative exemplifies our strengthened relationships with OEMs and highlights the capabilities of our SIS product offerings. Additionally, this project aligns with our goals to advancing healthcare initiatives.

We would also like to emphasize that we are fully aware of the numerous challenges currently impacting the food market. In response, we have proactively engaged with key industry players to offer our solutions and support.

We are steadily increasing our presence in the food safety marketplace primarily from tradeshows we attended in the past. As stated, we must demonstrate that we are a viable solution for this industry, and we are currently conducting numerous feasibility studies with both small and large companies. In 2024 we entered the coffee industry with Mayorga Coffee and Organea Terra SRL, the desserts and ice cream industry with Lakeview Farms and Crank and Boom, egg white food manufacturing, pet food production and packaging, and a few agribusinesses have joined in adding iHP SteraMist to their sanitization standard operating procedures.

To further highlight the effectiveness of SteraMist iHP technology in the food industry, TOMI announced several collaborative efforts with prominent organizations on new studies exploring expanded applications and benefits of SteraMist iHP. These partnerships have also opened doors to additional opportunities through introductions to their suppliers. One of these collaborations involves a leading producer of health, hygiene, and nutrition products, where we are developing a specialized application for spraying conveyor belts to streamline the decontamination process for packaged goods, targeting pathogens such as Salmonella and Listeria. This initiative represents a significant addition to our client portfolio, aligning with market trends driven by growing health awareness and increasing demand for sustainable, premium products.

We maintain an active focus on digital marketing initiatives and business development plans with existing customers. In an effort to optimize our budget, we reduced our participation in tradeshows and redirected resources towards more effective lead generation strategies such as referrals and references. While tradeshows offer valuable networking opportunities, we have found that for the short-term TOMI SteraMist’s strong reputation generates sufficient interest through other channels. These alternative approaches have proven to be more cost-effective and efficient in driving new business and expanding our customer base.

St. Jude Hospital, a valued customer since 2021, exemplifies our success in referral and expansion, having added three additional SteraMist Surface Units to their facility in 2024. Another notable example comes from the growing food industry, where an egg manufacturer purchased their first SteraPak in 2024 and has recently ordered three more units, with expectations for additional orders later in the year.

Our handheld devices illustrate the demand in various sectors, and throughout 2024, we remained committed to delivering all applications to our diverse customer base, showcasing the breadth of our offerings and the high level of satisfaction among our clients.

Another significant development in 2024 was the introduction of our SteraMist Pro Certified (SPC) program. It is important to note that this initiative should not be confused with the discontinued TOMI Service Network (TSN); rather, it is a program available to all customers across various divisions, including notable names such as Merck and ServiceMaster.

We anticipate that by the end of 2025, this program will greatly enhance our referral database, promote the utilization of SteraMist products, facilitate expansion with current customers, and educate all clientele on the proactive needs for effective disinfection and decontamination and many uses of SteraMist iHP.

Business Highlights and Recent Events

Revenues:

Total revenue for the year ended December 31, 2024, and 2023, was $7,739,000 and $7,355,000, respectively, representing an increase of $384,000, or 5% compared to the same prior year period. The increase in revenue was attributable to the timing and fulfillment of customer orders. This growth was driven by higher sales of SteraMist products and mobile equipment.

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We believe that we possess the best technologies in the world in the disinfection and decontamination space. The COVID-19 pandemic along with the needs of the pharmaceutical and vivarium space has provided us with the opportunity and experience to implement a clear strategy to develop and manufacture additional products to add to our portfolio. In addition, we continue to move our BIT technology as a standard in disinfection and decontamination globally. This should lead to increased market share, profitability, and capability strength.

Our products are an environmentally friendly solution, and our processes address the concerns of sustainability. Customers are requesting and discussing the positive results of our product and the environmentally friendly results compared to the caustic and environmentally unfriendly results of many other disinfectants.

SteraMist has established a successful track record in fighting pandemics and outbreaks and implementing SteraMist for emergency preparedness is vital. The COVID-19 pandemic took the world by surprise, and history has shown that other pandemics and viruses are likely to follow. Using a proven and trusted disinfectant for emergency outbreaks and daily for preventative maintenance, such as SteraMist, can alleviate the threat of infections from spreading and could stop a possible outbreak.

2024 Events:

On April 15, 2024, we announced our attendance at Interphex 2024 showcasing our new innovations. Interphex 2024 provides an opportunity for a wide range of biotechnology industry leaders to discover SteraMist’s groundbreaking iHP technology which was held in New York City on April 16-18, 2024.

One June 6, 2024, we announced comprehensive cost reduction initiatives to align the Company’s cost structure with targeted profitability objectives. The Company’s operational cash savings initiatives include a modification of compensation arrangement for our executive officers, pursuant to which executives will reduce their compensation by 30% of their current cash compensation for the remainder of 2024, and an optimization of our consulting arrangement, under which we terminated select external consulting agreements, with remaining consultants agreeing to reduce their consultant fees.

On June 13, 2024, we announced two recent sales in the Life Sciences sector, underscoring the Company’s successful strategic expansion in the sector and growth potential. The first purchase agreement, signed with one of the largest private pharmaceutical companies in the world, includes the acquisition of a SteraMist Environment System and TOMI validation services for the client’s vivarium facility in Mexico. The second purchase agreement arises from the Company’s collaboration with a trusted partner with decades of experience in big pharma. This partnership facilitated the sale of the first Hybrid System to Indigo Pharmaceutical, Inc. as announced in September 2023. Continuing this momentum, the partner has now successfully sold another SteraMist Hybrid System to BeSpoke Pharmaceuticals, a Nevada-based manufacturer targeting 503B products.

On July 24, 2024, we announced that EMAQ Group, Inc. purchased twenty (20) SteraMist Environment Systems, generating $1,180,280 in revenue which was recognized in the second quarter of 2024. This strategic partnership aims to enhance the market penetration of SteraMist iHP decontamination solutions within the pharmaceutical industry and is expected to grant SteraMist iHP technology the significant traction it deserves, delivering decontamination solutions that meet the stringent demands of the pharmaceutical sector.

On August 22, 2024, we announced the expansion of our partnership with a global leader in laboratory testing and diagnostics services with multiple mobile equipment purchases and a Custom Engineered System (CES) to support the expansion of their Wisconsin facility.

On October 24, 2024, we announced that we secured a contract with the National Institute of Forensic Medicine (IPFN) in Malaysia. The agreement represents strategic progress as we continue to expand our global footprint in critical environments and capitalize on growing global demand.

On November 26, 2024, we announced that Bonneville Joint School District No. 93, located in Bonneville County, Idaho, has integrated SteraMist technology into its cleaning protocols. This adoption underscores the district’s commitment to prioritizing the health and safety of its students and staff through advanced disinfection measures and demonstrates the versatility of our SteraMist technology and products to serve educational institutions.

On December 17, 2024, we announced the expansion of our partnership with Betatek, Inc. ("Betatek"), transitioning the long-term Canadian partner from an independent manufacturing representative to an official SteraMist distributor. This strategic move comes in response to the increasing demand for SteraMist in the Canadian market.

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On December 26, 2024, we announced another installation of the Custom Engineered Solution (CES) at a renowned pharmaceutical facility in the United Kingdom.

2025  Highlights:

On January 10, 2025, we announced that we are supporting partners and clients preparing for emerging public health threats as concerns grow over Respiratory Syncytial Virus (RSV), Human Metapneumovirus (HMPV), and the highly pathogenic Avian Influenza (H5N1). TOMI is leveraging its SteraMist technology to provide innovative infection prevention strategies essential to safeguard the health of government agencies, commercial clients, and school districts nationwide.

On January 30, 2025, we announced positive momentum in early revenue trends for the Company with year-over-year growth in its BIT Solution sales and iHP Corporate Service.

On February 4, 2025, we announced the deployment of our SteraMist iHP technology to support recovery efforts in California communities impacted by recent wildfires.

On February 27, 2025, we announced we achieved compliance, recognition and validation by a third vendor management and compliance management platform, Avetta, reflecting the Company’s commitment to health, safety, and environmental (HSE) excellence for its customers.  In April of 2024, we received the Gold Safety Award from Highwire. Affiliations with Avetta, Highwire, and ISNetworld platforms opens new avenues for TOMI to engage with a broader network of industry leaders and stakeholders. The collaboration fosters a culture of continuous improvement, enabling TOMI to enhance its service and integration offerings and stay ahead of evolving industry standards.

On March 6, 2025, we announced that Dr. Halden Shane, Chairman of the Board and Chief Executive Officer of TOMI, will be participating in the Q1 Investor Summit Event, which was held virtually on March 11, 2025.

On March 20, 2025, we announced the deployment of SteraMist iHP technology at the NASA Johnson Space Center, marking the Company’s expansion into the aerospace sector.

On March 24, 2025, we announced a contract to install a SteraMist iHP CES at a leading university in Rhode Island, valued at approximately $450,000.

On March 25, 2025, we announced an OEM partnership with PBSC, a premier manufacturer specializing in high containment, material decontamination, and cleanroom solution.

Research Studies:

TOMI continues to be active in the global market, using registrations to expand sales opportunities.

TOMI is in the annual process of self-audit, where all SOPs are reviewed and updated as needed, and all compliments and complains and requests for changes/new equipment are evaluated.

TOMI has successfully completed a second 24-month storage stability, this one to meet EPA requirements (first one was for EU BPR submission and had different methods/requirements). With the patented 7.8% product, Binary Ionization Technology Solution is safe to ship by air and store under normal ambient conditions.  The study will be submitted for EPA review, and expiration date extended going forward upon EPA approval.

The EPA has registered our 0.35% hydrogen peroxide product for the use in greenhouses, pre harvests and post harvests.  TOMI is conducting internal studies with the 0.35% on common pathogens in the food safety market to enhance protocols.

On March 11, 2024, we announced a groundbreaking study demonstrating the effectiveness of iHP against foot-and-mouth disease virus or FMDV.  Foot-and-mouth disease (FMD) represents a critical global threat, being an extremely contagious disease affecting a wide range of cloven-hoofed animals including cows, pigs, sheep, goats, and deer. The rapid spread of FMDV among livestock can lead to significant economic losses and disrupt international trade if not promptly and effectively controlled. TOMI’s recent study has proven SteraMist iHP technology to eliminate infectious FMDV from both porous (concrete) and non-porous (stainless steel) surfaces in the presence of organic soil load. This achievement meets the stringent EPA standards for demonstrating virucidal efficacy. The study, conducted by the Department of Homeland Security (DHS) Science and Technology Directorate’s (S&T’s) Plum Island Animal Disease Center (PIADC), adhered to the strict regulatory guidelines of the U.S. Select Agent Program and utilized methods aligned with EPA-approved testing standards.

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SteraMist continues to conduct a variety of tests in the cannabis industry. Enviro-Mist has been testing cannabis flower incubated with Aspergillus flavus, Aspergillus fumigatus, Aspergillus niger, Aspergillus terreus, Escherichia Coli, Shigella Spp, Salmonella, Staphylococcus aureus, yeasts and molds and subsequently treated using ionized Hydrogen Peroxide (iHP) to the dried material. Potency results of the cannabis plant were not affected, and no additional residual solvents were found. The process was successful in complete remediation of all microbial contaminants.

Sterile Grow, a partner we welcomed in November 2023 with a substantial purchase has proven that SteraMist has the ability to reduce microbial counts on cannabis flowers from 400cfu/g to non-detectable without affecting the level of THC.  Sterile Grow is currently collaborating with one of the most globally recognized cannabis companies, which boasts over a decade of experience in the industry. This company is known for creating game-changing genetics and operates more than 70 retail locations across six countries, setting the standard within the cannabis sector. Preliminary testing results indicating the use of SteraMist iHP have been extremely promising.

Additionally, Sterile Grow is seeking to partner with a leading distributor in controlled environment agriculture, whose mission is to provide growers, farmers, and cultivators with products that enhance quality, efficiency, consistency, and speed in the growth of various crops.

In the food industry and beyond, particularly through the relationships established with our service providers and the education platform SteraMist Pro Certified (SPC), TOMI has taken a proactive initiative in the fight against mycotoxins. These harmful substances are produced by molds (fungi) and pose serious health risks, including acute poisoning, long-term effects such as immune deficiency and cancer, as well as damage to the kidneys, liver, and fetal development.

We have in our database a comprehensive paper detailing the efficacy of iHP in neutralizing mycotoxins, and we are committed to conducting further efficacy studies. Addressing this significant issue is crucial, as we believe it is often underrepresented in discussions about public health and safety.

In 2025, we will continue to use research and testing to inform the marketplace of the effectiveness of our products. One goal of TOMI is to make SteraMist a recommended best practice to minimize emergency responder exposures to synthetic opioids, including fentanyl and fentanyl analogs.

 Finally, and although still very early in the fight against ethylene oxide, but our SIS and OEM partnerships developed in 2024 may assist in the replacement of the highly toxic EtO.

As we continue to seek acceptance for the additional 1% hydrogen peroxide label with the EPA for direct food application, we are also actively pursuing a separate label that incorporates the FMDV study, and another study conducted by DHS validating iHP against African Swine Fever. Additionally, we are working on obtaining a distinct EPA label to support growth within the cannabis industry, where SteraMist has already demonstrated remarkable results. While navigating the complexities of regulatory approvals in this industry can be challenging, we are committed to our mission of "innovating for a safer world."

Product Development:

SteraMist Engineering continues to make strides collaborating with key manufactures of cleanroom technology and equipment developing a turnkey seamless decontamination integration to chambers, cabinets, passthroughs, isolators, cage washers, heat sterilizers, hot cells and more.

In collaboration with certain partners, TOMI proudly introduced the SteraMist Integration System (SIS) product line tailored for enclosure decontamination. The inaugural offering, the Stand-Alone model, previously recognized as the Select Plus, has swiftly gained traction in the market, particularly catering to the Biosafety Cabinet (BSC) segment. This innovative solution offers customers seamless setup and versatility, making it an ideal choice for spaces necessitating a single-applicator decontamination fog.

We are actively engaged with numerous manufacturers to ensure the seamless integration of our SIS Manufacturer line. This standardized solution will significantly expand our reach within the Life Sciences sector.

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The SteraMist Hybrid, an integral component of the SteraMist Environment System, SteraMist Hybrid is designed with capabilities to communicate with a facility. The system is strategically positioned in a centralized location of the facility through a docking station and features our newly designed permanently mounted stainless steel applicators.

TOMI successfully installed the first official SteraMist Hybrid at Xenith Pharmaceutical F/KA Indigo Pharmaceutical, Inc.’s existing research facility, which selected the SteraMist Hybrid because it met the client’s strict delivery timeline while adhering to the facility’s budget constraints.  The second installation of our Hybrid system occurred in 2024 with BeSpoke Pharmaceuticals. Our recent participation in InterPhex 2025 has generated significant interest and discussion surrounding this product, highlighting its potential impact.

The same consultant who introduced Indigo brought BeSpoke Pharmaceuticals, a compounding pharmacy, to our attention. These strategic partnerships underscore the effectiveness of our focused approach to business development. By prioritizing existing relationships and leveraging referrals, we are generating tangible results with the expectation of accelerating revenue growth.  We believe that complementing this strategy with traditional lead generation methods, such as tradeshows, will further enhance our impact to the marketplace.

Now, our objective for 2025 is to replicate this successful approach across our other divisions. By implementing the same strategic partnerships and leveraging existing relationships, we aim to drive growth and enhance our market presence in all areas of our business.

We have seen positive reception of its SteraMist Transport unit, an all-in-one dual voltage fogging product designed to treat a wide variety of vehicle sizes with an application time of only 20 minutes per 1,000 cubic feet. The initial batch of this innovative product is currently in a soft launch phase and was sold for live practical assessment with an existing international customer and domestic distributor.

TOMI launched its fourth generation SteraMist Environment System. The 24-volt model allows for universal outlet usage and convert even more of the hydrogen peroxide BIT Solution to hydroxyl radicals thus lowering H2O2 PPM levels allowing for faster turnaround time. In addition, the unit has eight (8) outputs where four (4) are dedicated to our regular process of Constant or Pulse Injection, Dwell, and Aeration along with a light beacon status bar and four (4) are programmable to meet the customer needs for any external equipment they may desire to work with the system. This system is currently on the market and remains to be one of our most popular quoted product lines, has been implemented by customers, and is receiving praise for its further developments.

Our SteraMist® BIT™ solution product line is currently made up of a 32-ounce bottle for the SteraPak, a ten (10) liter, five (5) gallon, 55-gallon drum for our custom built-ins and our traditional one (1) gallon bottle. This brings the BIT Solution product line to a total of five (5) options provided to our customers, which will benefit our razor/razor-blade business model, where our SteraMist delivery systems represent the razor, and our proprietary BIT Solution represents the razor blade.

We expect these new products and service introductions will positively impact our net sales, cost of sales and operating expenses during this fiscal year.

Supply Chain:

We have orders for supplies and materials that are required in our equipment and are prepared to continue the manufacturing of all our products.  Further, TOMI has multiple suppliers, outsourced engineers, and software programmers to turn to for the manufacturing and installation of its SteraMist products to reduce the risks associated with the current supply chain environment.

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Financial Operations Overview

Our financial position as of December 31, 2024 and 2023, respectively, was as follows:

	December 31, 2024	December 31, 2023
Total shareholders’ equity	$4,099,000	$8,359,000
Cash and cash equivalents	$665,000	$2,339,000
Deferred Revenue	$212,000	$-
Accounts receivable – Current, net	$1,881,000	$2,430,000
Inventories, net	$3,578,000	$4,627,000
Prepaid expenses	$333,000	$371,000
Vendor Deposits	$36,000	$29,000
Other Receivables	$-	$164,000
Accounts receivable – Long Term, net	$-	$206,000
Current liabilities – Excluding Deferred Revenue	$2,509,000	$2,058,000
Long-term liabilities – Convertible Notes, net	$2,361,000	$2,298,000
Long-term liabilities – Other	$513,000	$643,000
Working Capital	$3,772,000	$7,903,000

During the year ended December 31, 2024, our debt and liquidity positions were affected by the following:

•	Net cash used in operations of approximately $1,440,000.
•	Net cash used in investing activities $262,000.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

	For The Year Ended December 31,		Change
	2024	2023	$
Revenue, Net	$7,739,000	$7,355,000	$384,000
Gross Profit	3,557,000	4,290,000	(733,000)
Total Operating Expenses	7,662,000	7,639,000	23,000
(Loss) from Operations	(4,105,000)	(3,349,000)	(756,000)
Total Other Income (Expense)	(372,000)	(53,000)	(319,000)
Provision for (benefit from) Income Taxes	-	-	-
Net (Loss)	$(4,477,000)	$(3,402,000)	(1,075,000)
Basic Net (Loss) per share	$(0.22)	$(0.17)	$(0.05)
Diluted Net (Loss) per share	$(0.22)	$(0.17)	$(0.05)

Sales

During the years ended December 31, 2024 and 2023, we had net revenue of approximately $7,739,000 and $7,355,000, respectively, representing an increase in revenue of approximately $384,000 or 5%.  The higher revenue was attributable to increased demand for our mobile units and higher iHP service revenue.

As customers mature through the product and adoption cycle and our sales pipeline converts to revenue, we expect to generate more predictable sales quarter over quarter.

Product and Service Revenue

	For The Years Ended December 31,		Change
	2024	2023	$
SteraMist Product	$6,035,000	$5,781,000	$254,000
Service and Training	1,704,000	1,574,000	130,000
Total	$7,739,000	$7,355,000	$384,000

SteraMist product-based revenues for the years ended December 31, 2024 and 2023, were $6,035,000 and $5,781,000, representing an increase of $254,000 when compared to the same prior year period. The higher revenue was attributable to increased demand for our mobile and SIS units.

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Our service-based revenue for the years ended December 31, 2024 and 2023, was $1,704,000 and $1,574,000, respectively, representing a year over year increase of $130,000. The higher revenue was attributable to increased demand for our iHP services.

Revenue by Geographic Region

	For The Years Ended December 31,		Change
	2024	2023	$
United States	$6,098,000	$6,125,000	$(27,000)
International	1,641,000	1,230,000	411,000
Total	$7,739,000	$7,355,000	$384,000

Our domestic revenue for the years ended December 31, 2024 and 2023, was $6,098,000 and $6,125,000, respectively, a decrease of $27,000 when compared to the same prior year period

Internationally, our revenue for the years ended December 31, 2024 and 2023, was approximately $1,641,000 and $1,230,000, respectively, representing an increase of $411,000.

Cost of Sales

	For The Year Ended December 31,		Change
	2024	2023	$
Cost of Sales	$4,182,000	$3,065,000	$1,117,000

Cost of sales was $4,182,000 and $3,065,000 for the years ended December 31, 2024 and 2023, respectively, an increase of $1,117,000, compared to the prior year. The increase in cost of sales was primarily due to the adjustment to our inventory reserve of $1,005,000, which was increased to account for additional slow-moving items in our year-end inventory records compared to anticipated demand for certain units. Our gross profit as a percentage of sales for the year ended December 31, 2024 was 46% compared to 58% in the same prior period, respectively.  Before consideration of the additional inventory reserve, our gross margins were consistent with the prior year.

Professional Fees

	For The Year Ended December 31,		Change
	2024	2023	$
Professional Fees	$597,000	$576,000	$21,000

Professional fees are comprised mainly of legal, accounting, and financial consulting fees.

Professional fees were $597,000 and $576,000 for the years ended December 31, 2024 and 2023, respectively, representing an increase of approximately $21,000 in the current year period. The increase is attributable to higher accounting and legal fees in the current year period.

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Depreciation and Amortization

	For The Year Ended December 31,		Change
	2024	2023	$
Depreciation and Amortization	$297,000	$367,000	$(70,000)

Depreciation and amortization was approximately $297,000 and $367,000 for the years ended December 31, 2024 and 2023, respectively, representing a decrease of $70,000, or 19%.  The decrease in depreciation expense is due to a lower amount of fixed assets being depreciated in the current year period when compared to the same prior year periods.

Selling Expenses

	For The Year Ended December 31,		Change
	2024	2023	$
Selling Expenses	$1,128,000	$1,351,000	$(223,000)

Selling expenses for the year ended December 31, 2024 were approximately $1,128,000, as compared to $1,351,000 for the year ended December 31, 2023, representing a decrease of approximately $223,000, or 17%.  The decline in selling expenses is due to lower advertising costs and sales commission incurred in the current year period due to less sales generated by third party representatives.

Research and Development

	For The Year Ended December 31,		Change
	2024	2023	$
Research and Development	$291,000	$492,000	$(201,000)

Research and development expenses for the year ended December 31, 2024 were approximately $291,000, as compared to $492,000 for the year ended December 31, 2023, representing a decrease of approximately $201,000, or 41%.  The decline in research and development expenses is due to a planned reduction in the budget and cost-cutting measures.

Consulting Fees

	For The Year Ended December 31,		Change
	2024	2023	$
Consulting Fees	$226,000	$283,000	$(57,000)

Consulting fees were $226,000 and $283,000 for the years ended December 31, 2024 and 2023, respectively, representing a decrease of $57,000, or 20%.  The decrease in consulting fees is due to termination of select external consulting agreements, with remaining consultants agreeing to reduce their consultant fees, as part of our cost-reduction measures implemented June 2024.

General and Administrative Expense

	For The Year Ended December 31,		Change
	2024	2023	$
General and Administrative	$5,123,000	$4,571,000	$552,000

General and administrative expense includes salaries and payroll taxes, rent, insurance expense, utilities, office expense, product registration costs and credit loss expense.

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General and administrative expenses were $5,123,000 and $4,571,000 for the years ended December 31, 2024 and 2023, respectively, an increase of $552,000 in the current year period. The increase in general and administrative expenses was attributable to a charge incurred in connection with the increase to our reserve for expected credit losses in the amount of $959,000, offset by a decrease in executive compensation and reduced overhead related to the closing of a satellite office space.

Other Income and Expense

	For The Year Ended December 31,		Change
	2024	2023	$
Interest Income	$17,000	$12,000	$5,000
Interest Expense	(389,000)	(65,000)	(324,000)
Other Income (Expense)	$(372,000)	$(53,000)	$(319,000)

Interest income was approximately $17,000 and $12,000 for the years ended December 31, 2024 and 2023, respectively.

Interest expense was $389,000 and $65,000 for the years ended December 31, 2024 and 2023, respectively.  The increase in interest expense is primarily attributable to the convertible notes which were outstanding for a full year in 2024 compared to the last fiscal quarter for 2023.

Provision for Income Taxes

	For The Years Ended December 31,		Change
	2024	2023	$
Provision for Income Tax Expense (Benefit)	$-	$-	$-

Provision for income tax was $0 for the years ended December 31, 2024 and 2023.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of approximately $665,000 and working capital of $3,772,000. Our principal capital requirements are to fund operations, invest in research and development and capital equipment, and the continued costs of compliance with public company reporting requirements. We have historically funded our operations through funds generated through operations and debt and equity financings. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financial covenants that would restrict our operations. We cannot be certain that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

For the year ended December 31, 2024 and 2023, we incurred losses from operations of ($4,105,000) and ($3,349,000), respectively. Cash used in operations for the year ended December 31, 2024 and 2023, was ($1,440,000) and ($3,599,000), respectively.

A breakdown of our statement of cash flows for the year ended December 31, 2024 and 2023 is provided below:

	For the Year Ended December 31,
	2024	2023
Net Cash (Used) in Operating Activities	$(1,440,000)	$(3,599,000)
Net Cash (Used) in Investing Activities	$(262,000)	$(217,000)
Net Cash Provided By Financing Activities:	$27,500	$2,288,000

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Operating Activities

Cash used in operating activities for the years ended December 31, 2024 and 2023 was $1,440,000 and $3,599,000, respectively.  The decrease was attributable to a higher current year loss offset by non-cash adjustments to credit loss expense and inventory reserve, as well as increases to Accounts Payable and Deferred Revenue. In order to achieve positive cash flow from operations, we continue to closely monitor our cash flow position and implement targeted cost reductions in accordance with our budget.

Investing Activities

Cash used in investing activities for the years ended December 31, 2024 and 2023 was $262,000 and $217,000, respectively.  The increase was primarily attributable to additional patents granted and property and equipment purchased in the current year period.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2024 and 2023 was $27,500 and $2,288,000 respectively. The cash provided by financing activities decreased as a result of the proceeds from the convertible notes issued in October and November of 2023.

Liquidity

Our revenues can fluctuate due to the following factors, among others:

•	ramp up and expansion of our internal sales force and manufacturer’s representatives;
•	length of our sales cycle;
•	global and regional response to the outbreak of infectious diseases;
•	expansion into new territories and markets; and
•	timing of orders from distributors.

We could incur operating losses and an increase of costs related to the continuation of product and technology development, sales expense as we continue to grow our sales teams, inventory as we continue to ensure we have products needed and geographic presence, tooling capital expenditures as we ramp up and streamline our production and administrative activities including compliance with the Sarbanes-Oxley Act of 2002 Section 404.

Management has taken and will endeavor to continue to take a number of actions in order to improve our results of operations and the related cash flows generated from operations in order to strengthen our financial position, including the following items:

•	expanding our label with the EPA to further our product registration internationally;
•	continued expansion of our internal sales force and manufacturer representatives in an effort to drive global revenue in all verticals;
•	continue research and development and add new products to our “Stera” product line;
•	source alternative lower-cost suppliers;
•	expansion of international distributors; and
•	continued growth in all of our verticals.

During 2023 and 2024, we experienced increased demand for our CES where we collect deposits upon the execution of the contract. The deposits we receive fund the production for the CES and improve our overall liquidity through the duration of the project. We believe our sales for our CES will continue to grow and improve our financial results from a liquidity perspective as well as improve our operating margins due to the higher recurring solution sales we see for our CES system.

For the years ended December 31, 2024 and 2023, our net loss was approximately $4,477,000 and $3,403,000, respectively, and the cash used in operations was approximately $1,440,000 and $3,599,000, respectively. As of December 31, 2024, we had approximately $665,000 of cash and cash equivalents and an accumulated deficit of $54.3 million. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements in this Form 10-K are issued. While we cannot predict our liquidity position beyond the next twelve months, we are expecting our business opportunities and customer base to continue to expand and grow, which may provide us with additional liquidity to fund our operations. We continue to consider and pursue various financing transactions such as equity and debt offerings, and we expect to raise additional capital through the sale of convertible debt securities as described in more detail below. However, there can be no assurance that we will be successful in raising that additional capital or that such capital, if available, will be on terms that are acceptable to the Company, as our ability to raise capital may be affected by various factors, including general market conditions, volatility of our stock price, investor interests and expectations, and our financial performance.

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On November 7, 2023, we entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (collectively, the “Investors”) pursuant to which we agreed to sell and issue to the Investors in a private placement transaction (the “Private Placement”) in one or more closings up to an aggregate principal amount of $5,000,000 (the “Notes”). As of November 7, 2023, we issued and sold an aggregate of $2,600,000 of Notes pursuant to the SPA before deducting the placement agent’s fees and other estimated offering expenses. The initial closing of the Private Placement occurred on November 7, 2023. The Notes are due on the fifth anniversary of the issuance date of the Notes and bear simple interest at a rate of 12% per annum, payable in equal monthly installments. The Notes are convertible into shares of our Common Stock, at the option of the holder, at an initial conversion price of $1.25 per share, which shall not exceed $1.55 per share. In addition, we can require Investors to convert the Notes at the then current conversion price at any time after 90 days from the issue date if the Common Stock has a closing bid price of $1.55 per share or higher on any twenty days within a thirty day period of consecutive trading days, or if a “fundamental change” occurs (as defined in the SPA). The Notes are unsecured and senior to other indebtedness subject to certain exceptions.

In March and April of 2025, we entered into securities purchase agreements (the “ 2025 SPA”) with certain accredited investors (collectively, the “Investors”) pursuant to which the Company sold an aggregate of $385,000 of convertible promissory notes to Investors (the “Note”) in private placement transactions. The 2025 SPA allows us to offer and sell in multiple closings up to an aggregate principal amount of $3,000,000 of Notes. The Notes are due on the fifth anniversary of their issuance and bear interest at a rate of 12% per annum, payable in equal monthly installments. The Notes are convertible at any time into shares of the Company’s common stock, at the option of the holder at a conversion price of $1.25 per share, as adjusted, which shall not exceed $1.55 per share. In addition, the Company can require Investors to convert the Notes at the then current conversion price at any time after 90 days from the issue date if the Common Stock has a closing bid price of $1.55 per share or higher on the Nasdaq Capital Market for any twenty (20) days within a thirty (30) day period of consecutive trading days, or if a “fundamental change” occurs (as defined in the SPA). The Notes are unsecured and senior to other indebtedness of the Company subject to certain exceptions. The offer and sale of the Notes pursuant to the 2025 SPA is not registered under the Securities Act of 1933, as amended (the “Securities Act”), as it is exempt from registration pursuant to Section 4(a)(2) thereof and Rule 506(b) promulgated thereunder. We also entered into registration agreements with the Investors pursuant to which we agreed to register the resales of shares of common stock issuable upon conversion of the Notes.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from our estimates.

The SEC defines critical accounting estimates as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and the most demanding of our judgment. We consider the following estimates to be critical to an understanding of our consolidated financial statements and the uncertainties associated with the complex judgments made by us that could impact our results of operations, financial position and cash flows.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC, Topic 606”), Revenue from Contracts with Customers.. We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation(s). At contract inception, we assess the goods or services promised within each contract, assess whether each promised good or service is distinct and identify those that are performance obligations.

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We must use judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above for each distinct performance obligation identified in step (ii) above; and c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above.

Title and risk of loss generally pass to our customers upon shipment. Our customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Shipping and handling costs charged to customers are included in Product Revenues. The associated expenses are treated as fulfillment costs and are included in Cost of Revenues. Revenues are reported net of sales taxes collected from customers.

Product revenue includes sales from our standard and customized equipment, solution and accessories sold with our equipment. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products.

Service and training revenue include sales from our high-level decontamination and service engagements, validation of our equipment and technology and customer training. Service revenue is recognized as the agreed upon services are rendered to our customers in an amount that reflects the consideration we expect to receive in exchange for those services.

Estimated allowances for sales returns are recorded as sales are recognized.  We use a specific identification method based on subsequent product return activity and historical average calculations to estimate the allowance for sales returns.

Costs to Obtain a Contract with a Customer

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses.

Contract Balances

As of December 31, 2024, and December 31, 2023 we had contract balances and  unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed in the amounts of $211,724 and $0, respectively.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. We enter into contracts that can include various combinations of products and services, which are primarily distinct and accounted for as separate performance obligations.

Significant Judgments

Our contracts with customers for products and services often dictate the terms and conditions of when the control of the promised products or services is transferred to the customer and the amount of consideration to be received in exchange for the products and services. We also record an estimated allowance for anticipated product returns.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to allowance for credit losses, inventory, intangible assets, useful lives of intangible assets and property and equipment, fair values of stock-based awards, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities.

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Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not require collateral to support customer receivables. Management assesses the collectability of outstanding customer invoices, and maintains an allowance resulting from the expected non-collection of customer receivables. In estimating this reserve, management considers factors such as historical collection experience, customer creditworthiness, specific customer risk, and current and expected general economic conditions For those customers to whom we extend credit, in accordance with the Current Expected Credit Loss (CECL) model, we make a risk-based  evaluation at the point of sale which is further reviewed on both an individual and collective (pool) basis during each reporting period based on ASC 326. These accounting standards represent a significant departure from previous GAAP. We are now required to estimate and report expected credit losses over the entire life of a financial asset, considering historical data, current conditions, and future forecasts, even if the risk of loss is remote.

We have a policy of reserving for credit losses based on our best estimate of the amount of potential credit losses in existing accounts receivable. We periodically review our accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be at risk.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventories consist primarily of finished goods. We expense costs to maintain certification to cost of goods sold as incurred.

We review inventory on an ongoing basis, considering factors such as deterioration and obsolescence, and future customer demand. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories may not be usable or realized when comparing our current inventory levels to anticipated demand for our product

Long-Lived Assets Including Acquired Intangible Assets

We assess long-lived assets for potential impairments at the end of each year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating long-lived assets for impairment, we measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If our long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We base the calculations of the estimated fair value of our long-lived assets on the income approach. For the income approach, we use an internally developed discounted cash flow model that includes, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations. We had no long-lived asset impairment charges for the years ended December 31, 2024 and 2023.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). In January 2025, ASU No. 2025-01 was issued to clarify the effective date for all public business entities. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

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Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU was adopted retrospectively on December 31, 2024 and resulted in us including the additional required disclosures. Refer to Note 17, Segment Reporting about the areas for the inclusion of the new required disclosures.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are included in Part IV, Item 15 of this Annual Report on Form 10-K, beginning on page F-1, and are incorporated by reference herein.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024. Our management has concluded that the financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

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Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, as amended from time to time. Based on the assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that, as of December 31, 2024, we did not maintain effective controls over the preparation, review, presentation and disclosure of our financial statements. Specifically, we noted the following:

•  There are limited resources within the finance and accounting departments with sufficient knowledge and experience in applying U.S. GAAP, including but not limited to developing appropriate accounting estimates, reserves, and allowances in a timely manner and to maintain proper segregation of duties; and

• Policies and procedures with respect to the review, supervision and monitoring of our accounting and SEC reporting functions were either not designed and in place or not operating effectively. As a result, a number of adjustments and disclosure corrections were identified and made during our current year audit; and.

These control deficiencies, if not remediated, could result in a misstatement to the annual or interim consolidated financial statements which would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Remediation Plans

Our management, with oversight from our Audit Committee, is in the process of developing and implementing remediation plans in response to the identified material weaknesses described above, and such remediation plans include the following:

•

We plan to expand the resources within the finance and accounting departments with personnel who possess sufficient knowledge and experience in applying U.S. GAAP, including but not limited to developing appropriate accounting estimates, reserves, and allowances in a timely manner and to maintain proper segregation of duties;

•

We will design and implement additional policies and procedures with respect to the review, supervision and monitoring of our accounting and SEC reporting functions to improve the effectiveness of our internal controls and to ensure the timely reporting with the SEC in accordance with GAAP.

•

We will continue to recruit and train personnel with appropriate internal controls, accounting knowledge and experience commensurate with our accounting and reporting requirements, in addition to engaging and utilizing third party consultants and specialists. Our management also continued to reallocate and align roles and responsibilities within the accounting team to optimize and leverage the skills and experience of various personnel.

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We believe the measures described above will remediate the control deficiencies we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review, optimize and enhance our financial reporting controls and procedures.

Changes in Internal Control Over Financial Reporting

During our most recent fiscal quarter and except as disclosed above regarding the material weaknesses and related remediation plans, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers and their ages and positions as of March 10, 2025 are presented below.

Name	Age	Position
Halden S. Shane	80	Chief Executive Officer and Chairman of the Board
Elissa J. Shane	45	Chief Operating Officer and Director
Nick Jennings	47	Interim Chief Financial Officer
Walter C. Johnsen	74	Director
Kelly J. Anderson	57	Director
Lim Boh Soon	69	Director

Halden S. Shane: Dr. Shane has been our Chief Executive Officer and Chairman of the Board since October 15, 2007, when we commenced our current operations. Dr. Shane also served as President and CEO of Tiger Management International, a private management company that deals in business management of private and public companies. Dr. Shane resigned all positions and closed Tiger Management International in 2009. Dr. Shane was founder and CEO of Integrated Healthcare Alliance, Inc. and also founder and General Partner of Doctors Hospital West Covina, California. Prior thereto, Dr. Shane practiced Podiatric Surgery specializing in ankle arthroscopy. Dr. Shane received his Bachelor of Science degree from the University of Miami in 1969, his Bachelor of Medical Science degree from California College of Podiatric Medicine in 1971, and his Doctor of Podiatric Medicine Degree from the California College of Podiatric Medicine in 1973. He is Board Certified by the American Board of Podiatric Surgery, American Board of Orthopedics, and the American Board of Quality Assurance and Review. Dr. Shane’s extensive expertise and business experience in the medical and finance industry, as well as his knowledge of our day-to-day operations and strategic initiatives provide our Board of Directors with valuable insights and in-depth understanding of our Company.

Elissa J. Shane: Ms. Shane has been our Chief Operating Officer since January 2018. On July 30, 2021, at the recommendation of the Nominating and Governance Committee, the Board appointed Ms. Elissa J. Shane to serve as a member of the Board. Previously, she served as our Chief Regulatory and Compliance Officer from September 2015 to December 2017 and as our Corporate Secretary in 2016. From January 2014 to September 2015, Ms. Shane received a B.A. in Psychology and Communications with a minor in Economics from the University of Southern California in 2001.   We believe that Ms. Shane’s experience, expertise and knowledge of our day-to-day business operations will contribute significantly to the Board’s oversight functions of the Company.

Nick Jennings: Mr. Jennings served as our Chief Financial Officer from October 2014 through May 2024. In December 2024, Mr. Jennings agreed to become our interim Chief Financial Officer.  From July 2014 until his employment by the Company, Mr. Jennings was self-employed and provided consulting, accounting and tax compliance services to private-owned companies. From November 2006 until June 2014, Mr. Jennings was a senior manager at Richardson Kontogouris Emerson LLP, where he worked with various public and private companies providing services in a variety of business areas including tax compliance, tax consulting, general accounting, and business assurance. He is a graduate of Loyola Marymount College with a degree in accounting and is a member of the American Institute of Certified Public Accountants.

Walter C. Johnsen: Mr. Johnsen has been one of our directors since January 29, 2016. Since January 1, 2007, Mr. Johnsen has served as Chairman of the Board and Chief Executive Officer of Acme United Corporation, a leading worldwide supplier of innovative branded cutting, measuring and safety products in the school, home, office, hardware & industrial markets. From November 30, 1995 to December 31, 2006, he held the titles of President and Chief Executive Officer at Acme United. Mr. Johnsen previously served as Vice Chairman and a principal of Marshall Products, Inc., a medical supply distributor. Mr. Johnsen holds a Bachelor of Science in Chemical Engineering and a Master of Science in Chemical Engineering from Cornell University, and a Master of Business Administration from Columbia University. The Board concluded that Mr. Johnsen’s business and operations experience allows him to serve as one of our directors.

Kelly J. Anderson: Ms. Anderson has been one of our directors since January 29, 2016. Ms. Anderson is the Chief Executive Officer of CXO Executive Solutions, LLC, a provider of executive services. Between 2015 and July 2020, Ms. Anderson served a partner in C Suite Financial Partners, a financial consulting services company dedicated to serving private, public, private equity, entrepreneurial, family office and government-owned firms in all industries. Ms. Anderson is an inactive California CPA and a 1989 graduate of the College of Business and Economics at California State University, Fullerton. The Board concluded that Ms. Anderson’s experience in finance qualifies her to serve as one of our directors.

Dr. Lim Boh Soon:  Dr. Lim Boh Soon:  Dr. Lim has served as a member of the Board since January 2018. Dr. Lim has more than 28 years of experience in the banking and finance industry. For more than the past five years, he has been a fellow of the Singapore Institute of Directors and is currently an independent non-executive director on the board of two publicly listed companies, one on the Singapore Stock Exchange and the other on Bursa Malaysia. Dr. Lim has served in various directorship roles throughout the past including with CSE Global Limited until April 2017, Across Asia Limited (Cayman Islands) until August 2017, and OUE Commercial REIT Management Private Limited until September 2019. In addition to his role with Tomi Environmental Solutions Inc., Dr. Lim holds current directorship positions with the following companies, Arise Asset Management Pte, Ltd., OUE Limited, VS Industry Berhad, TPT Corporation (Cayman Islands), Asri Asset Management Pte. Ltd., EpicQuant Pte. Ltd., QQ Fintech Pte. Ltd., and Kairos Asia Outreach. Further, Dr. Lim has worked in various senior management positions for several regional and multi-national organizations, including UBS Capital Asia Pacific Limited, The NatSteel Group, Rothschild Ventures Asia Limited and The Singapore Technologies Group. Dr. Lim was also a member of the Regional Investment Committee for UBS AG in Asia. Dr. Lim graduated with a First-Class Honors in Mechanical Engineering from The University of Strathclyde in the United Kingdom (formerly The Royal College of Science & Technology) in 1981 and obtained his Doctor of Philosophy in Mechanical Engineering from The University of Strathclyde in the United Kingdom in 1985. We believe that Dr. Lim’s experience as a director of public companies and in the finance industry qualifies him to serve on the Board.

Family Relationships

Ms. Elissa J. Shane, our Chief Operating Officer and Director, is the daughter of Dr. Halden Shane, our Chief Executive Officer and Chairman of the Board.

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Board Composition

The Board currently consists of five directors divided into three classes, with each class holding office for a three-year term. Each director serves until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Our Board is responsible for the business and affairs of our Company and considers various matters that require its approval. Our executive officers are appointed by our Board and serve at its discretion.  Each member of the Board attended at least 75% of the total meetings held by the Board.

Audit Committee

Our Audit Committee was established in June 2009 and currently is comprised of Ms. Anderson, Mr. Johnsen and Dr. Lim. Ms. Anderson serves as chairperson of the Audit Committee. The Board has determined that Ms. Anderson qualifies as an audit committee financial expert within the meaning of SEC regulations and meets Nasdaq’s financial sophistication requirements. In making this determination, the Board has considered Ms. Anderson’s extensive financial experience and business background.

 The Audit Committee operates under a written charter, which is available at http://investor.tomimist.com/corporate-governance/audit-committee-charter. The purpose of the Audit Committee is to assist the Board in monitoring the integrity of the annual, quarterly and other financial statements of the Company, the independent auditor’s qualifications and independence, the performance of the Company’s independent auditors and the compliance by the Company with legal and regulatory requirements. The Audit Committee also reviews and approves all related-party transactions. Our Board has determined that Ms. Anderson is an “audit committee financial expert” as defined by the regulations promulgated by the SEC.

Code of Ethics

The Board adopted a Code of Ethics in 2008 that applies to, among other persons, Board members, officers (including our Chief Executive Officer), contractors, consultants and advisors. Our Code of Ethics, which is available at http://investor.tomimist.com/TOMZ/code_of_ethics/2139, along with any future amendments thereto, sets forth written standards designed to deter wrongdoing and to promote:

1.	honest and ethical conduct including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2.	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us;
3.	compliance with applicable governmental laws, rules and regulations;
4.	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
5.	accountability for adherence to the Code of Ethics.

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Item 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by our named executive officers for the years ended December 31, 2024 and 2023, respectively:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option/ Warrant Awards ($) (1)	All Other Compensation ($)	Total ($)

Halden S. Shane	2024	499,125	-	-	64,136	9,000	572,261
Chairman and CEO (2)	2023	605,000	-	-	75,635	9,000	689,635

Elissa J. Shane (3)	2024	269,528	-	-	32,068	12,000	313,596
COO	2023	326,700	-	-	37,817	12,000	376,517

Nick Jennings (4)	2024	104,552	-	-	-	-	104,552
Interim CFO	2023	211,750	-	-	18,909	-	230,659

Joe Rzepka (5)	2024	84,020	-	-	48,102	-	132,122
CFO	2023	-	-	-	-	-	-

(1)

The amounts shown in this column represent the aggregate grant date fair value of stock, option and/or warrant award, as applicable, granted during the year computed in accordance with FASB ASC Topic 718. See Note 2 of the notes to our audited consolidated financial statements contained in this Annual Report on Form 10-K for a discussion of valuation assumptions made in determining the grant date fair value of the awards.

(2)

During the year ended December 31, 2024, we issued an option to purchase 100,000 shares of common stock to our Chief Executive Officer at an exercise price of $0.75 per share pursuant to an employment agreement. The option was valued at $64,136 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our Chief Executive Officer with the following assumptions: volatility, 125%; expected dividend yield, 0%; risk free interest rate, 4.35%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.64. Please refer to Item 11 Employment Agreements for additional details of Dr. Shane’s annual compensation

During the year ended December 31, 2023, we issued an option to purchase 100,000 shares of common stock to our Chief Executive Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $76,635 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our Chief Executive Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.76. Please refer to Item 11 Employment Agreements for additional details of Dr. Shane’s annual compensation.

(3)

During the year ended December 31, 2024, we issued an option to purchase 50,000 shares of common stock to our Chief Operating Officer at an exercise price of $0.75 per share pursuant to an employment agreement. The option was valued at $32,068 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our Chief Operating Officer with the following assumptions: volatility, 125%; expected dividend yield, 0%; risk free interest rate, 4.35%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.64. Please refer to Item 11 Employment Agreements for additional details of Ms. Shane’s annual compensation.

During the year ended December 31, 2023, we issued an option to purchase 50,000 shares of common stock to our Chief Operating Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $37,817 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our Chief Operating Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.76. The other compensation in the amount of $12,000 represents an auto allowance pursuant to Ms. Shane’s employment agreement. Please refer to Item 11 Employment Agreements for additional details of Ms. Shane’s annual compensation.

(4)

During the year ended December 31, 2024, Mr. Jennings served as our Chief Financial Officer until May 2024. During the year ended December 31, 2023, we issued an option to purchase 25,000 shares of common stock to our Chief Financial Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $18,909 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our Chief Financial Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.76. Please refer to Item 11 Employment Agreement for additional details of Mr. Jennings’ annual compensation.

(5)

Mr. Rzpeka served as our Chief Financial Officer from May 2024 through December 2024. During the year ended December 31, 2024, we issued an option to purchase 75,000 shares of common stock to Mr. Rzpeka at an exercise price of $0.75 per share pursuant to an employment agreement. The option was valued at $48,102 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the option received by our former Chief Financial Officer with the following assumptions: volatility, 125%; expected dividend yield, 0%; risk free interest rate, 4.35%; and an expected life of 10 years. The grant date fair value of each share of common stock underlying the option was $0.64. Please refer to Item 11 Employment Agreements for additional details of Mr. Rzepka’s annual compensation.

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Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth certain information with respect to outstanding options and warrants to purchase common stock previously awarded to our named executive officers as of December 31, 2024.

Name	Number of Securities Underlying Unexercised Warrants / Options Exercisable(1) (#)		Number of Securities Underlying Unexercised Warrants / Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Warrants (#)	Exercise Price(1) ($)	Expiration Date
Halden S. Shane	156,250	(2)	—	—	$1.20	1/31/2025
	12,500	(3)	—	—	$4.00	4/24/2030
	375,000	(4)	—	—	$6.95	10/01/2030
	172,500	(5)	—	—	$1.12	1/18/2032
	437,500	(6)	—	—	$0.96	12/22/2032
	31,250	(7)	—	—	$0.64	11/19/2033
	125,000	(8)	—	—	$0.80	1/26/2034
	100,000	(9)	—	—	$0.85	1/26/2033
	100,000	(10)	—	—	$0.75	5/15/2034

Elissa J. Shane	12,500	(11)	—	—	$0.96	1/15/2025
	18,750	(12)	—	—	$0.80	1/15/2025
	6,250	(13)	—	—	$4.00	4/24/2030
	31,250	(14)	—	—	$7.06	10/1/2025
	57,500	(15)	—	—	$1.12	1/18/2032
	50,000	(16)	—	—	$0.85	1/26/2033
	50,000	(17)	—	—	$0.75	5/15/2034

Nick Jennings	6,250	(18)	—	—	$4.00	4/24/2030
	40,000	(19)	—	—	$1.12	1/18/2032
	25,000	(20)	—	—	$0.85	1/26/2033

(1)	Reflects the 1-for-8 reverse stock split of our Common Stock and Series A Preferred Stock effected on September 10, 2020.
(2)	Warrants vested on January 31, 2020 and have a term of five years.
(3)	Warrants April 24, 2020 and have a term of ten years.
(4)	Warrants vested on October 01, 2020 and have a term of ten years.
(5)	Options vested on January 18, 2022 and have a term of ten years.
(6)	Warrants vested on December 22, 2017 and were modified to expire on December 22, 2032
(7)	Warrants vested on November 19, 2018 and were modified to expire on November 19, 2032.
(8)	Warrants vested on January 26, 2019 and where modified to expire on January 26, 2034.
(9)	Options vested on January 26, 2023 and have a term of ten years.
(10)	Options vested on May 15, 2024 and have a term of ten years.
(11)	Options pursuant to the 2016 Plan vested on January 3, 2020 and have a term of five years.
(12)	Options pursuant to the 2016 Plan vested on January 15, 2020 and have a term of five years.
(13)	Warrants vested on April 24, 2020 and have a term of ten years.
(14)	Options pursuant to the 2016 Plan vested on October 01, 2020 and have a term of five years.
(15)	Options vested on January 18, 2022 and have a term of ten years.
(16)	Options vested on January 26, 2023 and have a term of ten years.
(17)	Options vested on May 15, 2024 and have a term of ten years.
(18)	Warrants vested on April 24, 2020 and have a term of ten years.
(19)	Options vested on January 18, 2022 and have a term of ten years.
(20)	Options vested on January 26, 2023 and have a term of ten years.

48

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

Employment Agreements

We have entered into employment agreements with each of the named executive officers and generally include the named executive officer’s initial base salary and an indication of equity compensation opportunities.

Halden S. Shane

On September 22, 2020, we entered into a three-year employment agreement with Dr. Shane, effective October 1, 2020. The agreement provides for a base annual salary of $500,000. The agreement also provides for a signing bonus of 375,000 warrants. Dr. Shane is also entitled to a cash performance bonus and an annual issuance of an option to purchase 31,250 shares of common stock from the 2016 Plan at the discretion of the Board. The agreement also provides that we will reimburse Dr. Shane for the expenses associated with the use of an automobile up to $750 a month. The initial term of his employment agreement is three years, which may be automatically extended for successive one-year terms, unless either party provides the other with 120 days’ prior written notice of its intent to terminate the agreement.

In June 2024, for the purpose of implementing cost-saving measures to reduce cash requirements and achieve profitability objectives, Dr. Shane’s annual salary was reduced to $423,500 from June 1, 2024 through December 31, 2024.

In the event Dr. Shane is terminated as CEO as a result of a change in control, Dr. Shane will be entitled to a lump sum payment of two years’ salary at the time of such termination.

Elissa J. Shane

On October 1, 2020, we entered into an employment agreement with Elissa J. Shane, effective October 1, 2020. Pursuant to her employment agreement, Ms. Shane will receive an annual base salary of at least $270,000, subject to annual review and discretionary increase by the Compensation Committee of the Board. Ms. Shane is eligible to receive an annual cash bonus and other annual incentive compensation. The agreement originally provided for a grant of 93,750 warrants. Additionally, in connection with the execution of her employment agreement, on October 1, 2020, we issued Ms. Shane a warrant to purchase 93,750 shares of Common Stock at an exercise price of $6.17 per share. These provisions were subsequently amended to provide for the issuance to Ms. Shane of 31,250 options from the 2016 Equity Plan at the closing price of $7.06 on the date of grant in lieu of the warrant grant and the 93,750 warrants were cancelled. Ms. Shane acknowledged that the 31,250 options were in full consideration of the amount she was entitled to under the agreement. Her employment agreement also provides that we will reimburse Ms. Shane for reasonable and necessary business and entertainment expenses that she incurs in performing her duties. During the term of her employment, Ms. Shane will also be entitled to up to four weeks of paid vacation time annually, which will accrue up to six weeks, and to participate in our benefit plans and programs, including but not limited to all group health, life, disability and retirement plans. Ms. Shane is also entitled to the sum of $1,000 per month as a vehicle allowance. The initial term of her employment agreement is three years, which may be automatically extended for successive one-year terms, unless either party provides the other with 120 days’ prior written notice of its intent to terminate the agreement.

In June 2024, for the purpose of implementing cost-saving measures to reduce cash requirements and achieve profitability objectives, Ms. Shane’s annual salary was reduced to $228,690 from June 1, 2024 through December 31, 2024.

In the event Ms. Shane is terminated as COO as a result of a change in control, Ms. Shane will be entitled to a lump sum payment of one and a half years’ salary at the time of such termination.

Nick Jennings

On September 2, 2015, we entered into a new employment agreement with Mr. Jennings, which superseded his prior agreement, pursuant to which he continues to serve as our Chief Financial Officer. Mr. Jennings’ annual salary is $132,000, which is reviewed annually. On January 26, 2016, we issued Mr. Jennings a five-year warrant to purchase up to 12,500 shares of common stock at an exercise price of $4.40 per share. The agreement also provided for the issuance of an additional five-year warrant to purchase 12,500 shares of common stock in 2016, however, this provision was modified to grant a salary increase in lieu of the options. In October 2020, Mr. Jennings’ annual salary was increased to $175,000 per year. Mr. Jennings is also entitled to additional equity compensation based upon superior performance of his responsibilities, as determined by the Board in its sole discretion. The agreement also provides that we will reimburse Mr. Jennings for certain business and entertainment expenses. In the event of a change in control of the Company that results in his termination, Mr. Jennings will be entitled to a lump sum payment of one year’s salary and all equity awards will be accelerated and fully vested. In the event his employment is terminated other than for cause, Mr. Jennings will receive an amount equal to his annual salary as of such termination date after the second employment anniversary.  Effective as of May 14, 2024, Mr. Nick Jennings due to family matters retired as the Chief Financial Officer of the Company

49

On December 16, 2024, the Board of Directors of the Company appointed Nick Jennings, former Chief Financial Officer of the Company, as Interim Chief Financial Officer.  The Company has entered into an offer letter with Mr. Jennings, pursuant to which Mr. Jennings will serve as the Interim Chief Financial Officer for a five-month period and will receive a fee of $15,000 per month.

Joe Rzepka

On May 16, 2024, we entered into a new employment agreement with Mr. Rzepka to which he served as our Chief Financial Officer. Mr. Rzepka’ annual salary was $185,000, which was reviewed annually. Mr. Rzepka was also entitled to additional equity compensation based upon superior performance of his responsibilities, as determined by the Board in its sole discretion. The agreement also provided that we will reimburse Mr. Rzepka for certain business and entertainment expenses.

In June 2024, for the purpose of implementing cost-saving measures to reduce cash requirements and achieve profitability objectives, Mr. Rzepka’s annual salary was reduced to $166,500 from June 1, 2024 through December 31, 2024. On December 11, 2024, Mr. Rzepka resigned from the Company.

Director Compensation

Each of our non-employee directors receives cash fees and stock as compensation for their service on the Board and the committees of the Board on which they are a member. The tables below set forth cash and stock compensation earned by each non-employee director during the fiscal year ended December 31, 2024.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Other Compensation ($)

Walter Johnsen (1)	48,000	15,000	—	—	63,000
Kelly Anderson (2)	54,600	15,000	—	—	69,600
Lim Boh Soon (3)	48,000	15,000	—	—	63,000

(1)

Mr. Johnsen was elected to the Board on January 29, 2016. The term of his agreement as director commenced on February 1, 2016 for up to two years and until a successor is elected, or resignation or removal. Mr. Johnsen was re-elected to the board for a 3-year term at our 2019 annual meeting. Our agreement with Mr. Johnsen provides for an annual fee in the amount of $48,000 paid on a quarterly basis and an annual grant of shares of common stock. In June 2024, we issued Mr. Johnsen 20,000 shares of common stock that were valued at $15,000.

(2)

Ms. Anderson was elected to the Board on January 29, 2016 and serves as the chairperson of our Audit Committee. The term of her agreement as director commenced on February 1, 2016 for up to two years and until a successor is elected, or resignation or removal. Ms. Anderson was re-elected to the board for a 3-year term at our 2019 annual meeting. Our agreement with Ms. Anderson provides for an annual fee in the amount of $54,600 paid on a quarterly basis and an annual grant of shares of common stock. In June 2024, we issued Ms. Anderson 20,000 shares of common stock that were valued at $15,000.

(3)

Mr. Lim was elected to the Board on January 29, 2018. The term of his agreement as director commenced on February 1, 2018 for up to three years unless re-elected or until a successor is elected, or resignation or removal. Mr. Lim was re-elected to the board for a 3-year term at our 2021 annual meeting. Our agreement with Mr. Lim provides for an annual fee in the amount of $48,000 paid on a quarterly basis and an annual grant of shares of common stock. In June 2024, we issued Mr. Lim 20,000 shares of common stock that were valued at $15,000.

50

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

We currently maintain one compensation plan: the 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan was approved by the Board on January 29, 2016 and received shareholder approval on July 7, 2017. The 2016 Plan authorized the issuance of 625,000 shares of common stock. On August 25, 2015, the Board terminated the 2008 Plan, which we had maintained previously and which our shareholders had approved. Accordingly, we will issue future awards under the 2016 Plan.

On December 30, 2020, we received shareholder approval to amend and restate the 2016 Plan to increase the maximum number of shares of common stock authorized from issuance by 1,375,000, from 625,000 shares to 2,000,000.

The following table provides information as of December 31, 2024 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)		Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	805,042	(2)	$1.23	752,708	(4)
Equity compensation plans not approved by security holders	1,158,958	(3)	$2.98	—
Total	1,964,000		$2.26	—

(1)	Reflects the 1-for-8 reverse stock split of our Common Stock and Series A Preferred Stock effected on September 10, 2020.

(2)	Prior to August 25, 2015, we granted awards under the 2008 Plan.

(3)	Represents shares of common stock issuable upon the exercise of warrants issued to executive officers, employees and consultants in exchange for services rendered.

(4)

On July 7, 2017, the 2016 Plan received shareholder approval, which permits the grant up to 625,000 shares of common stock. On December 30, 2020, we received shareholder approval to amend and restate the 2016 Plan to increase the maximum number of shares of common stock authorized from issuance by 1,375,000, from 625,000 shares to 2,000,000.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A preferred stock (together, “Voting Stock”) as of March 10, 2025 for:

•	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock or Series A preferred stock;
•	each of our directors and nominees for election to the Board;
•	each of the executive officers named in the summary compensation table; and
•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the following table have sole voting and investment power with respect to all shares of Voting Stock that they beneficially own, subject to applicable community property laws.

51

Applicable percentage ownership is based on 20,015,205 shares of common stock and 63,750 shares of Series A preferred stock outstanding at March 10, 2025. In computing the number of shares of Voting Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Voting Stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 10, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the address of each person or entity in the following table is c/o TOMI Environmental Solutions, Inc., 8430 Spires Way., Suite N, Frederick, MD 21701.

	Shares Beneficially Owned				% of Total
	Common Stock		Series A Preferred Stock		Voting
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class	Power(1)
5% Shareholders:
Lau Sok Huy(2)	2,170,139	10.8%	—	—	10.8%
John F. Nelson(3)	1,259,362	6.3%	—	—	6.3%
Named Executive Officers and Directors:
Halden S. Shane(1)(4)	4,252,664	19.5%	63,750	100.0%	19.7%
Elissa J. Shane(5)	493,914	2.3%	—	—	2.3%
Nick Jennings(6)	97,769	*	—	—	*
Walter Johnsen(7)	111,875	*	—	—	*
Kelly Anderson(8)	111,875	*	—	—	*
Lim Boh Soon(9)	163,774	*	—	—	*
Executive Officers and Directors as a Group (10)	5,231,871	24.0%	—	—	24.2%

*	Denotes ownership of less than 1%.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Common Stock and Series A Preferred Stock, as a single class. The holders of Common Stock and Series A Preferred Stock are each entitled to one vote per share.

(2)	Based on Form 3 filed with the SEC by Lau Sok Huy on January 24, 2018.

(3)	Based on a Schedule 13G/A filed with the SEC by John F. Nelson on October 11, 2024. The address of the shareholder is 3610 Deerpath Road, Middleton, WI 53562.

(4)

Consists of: (i) 2,430,164 shares of Common Stock held of record by Dr. Shane; (ii) 187,500 shares of Common Stock held of record by the Shane Family Trust; (iii) 125,000 shares of Common Stock held of record by Belinha Shane; and (iv) 1,510,000 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Dr. Shane that are exercisable or will become exercisable within 60 days of March 10, 2025. Dr. Shane is a co-trustee of the Shane Family Trust and may be deemed to share voting and investment power over the securities held by the trust. Belinha Shane is Dr. Shane’s wife. Dr. Shane disclaims ownership of such shares held by his wife, except to the extent of his pecuniary interest.

(5)

Consists of: (i) 267,664 shares of Common Stock held of record by Ms. Shane; and (ii) 226,250 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Ms. Shane that are exercisable or will become exercisable within 60 days of March 10, 2025.

(6)

Consists of: (i) 26,519 shares of Common Stock held of record by Mr. Jennings; and (ii) 71,250 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Mr. Jennings that are exercisable or will become exercisable within 60 days of March 10, 2025.

(7)

Consists of: (i) 108,750 shares of Common Stock held of record by Mr. Johnsen; and (ii) 3,125 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 10, 2025.

(8)

Consists of: (i) 108,750 shares of Common Stock held of record by Ms. Anderson; and (ii) 3,125 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 10, 2025.

(9)	Consists of 163,774 shares of Common Stock held of record by Dr. Lim.

(10)

Consists of: (i) 3,418,120 shares of Common Stock; (ii) 1,150,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock; and (iii) 663,750 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 10, 2025.

52

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

None.

Independence of the Board

Based upon information submitted by Mr. Johnsen, Ms. Anderson, and Dr. Lim, the Board has determined that each of them is “independent” under Nasdaq corporate governance rules. Dr. Shane and Ms. Elissa Shane are not independent directors as they are employees of the Company. No director will be considered “independent” unless the Board affirmatively determines that the director has no direct or indirect material relationship with the Company.

Our Board has three separate standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

We have made each of our committee charters available on our website at http://investor.tomimist.com/.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Accountant Fees

The following table presents the aggregate fees billed for audit and other services provided by our independent registered public accounting firm, Rosenberg Rich Baker Berman, P.A., during the 2024 and 2023 fiscal years:

	For the Fiscal Years Ended December 31,
	2024	2023
Audit Fees (1)	$162,500	$160,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	$162,500	$160,000

(1)

Audit Fees: Audit fees represent the professional services rendered for the audit of our annual financial statements and the review of our financial statements included in quarterly reports, along with services normally provided by the accounting firm in connection with statutory and regulatory filings or engagements.

(2)

Audit-Related Fees: Audit-related fees represent professional services rendered for assurance and related services by Rosenberg Rich Baker Berman, P.A. that were reasonably related to the performance of the audit or review of our financial statements that are not reported under audit fees.

(3)	Tax Fees: Tax fees represent professional services rendered by the accounting firm for tax compliance, tax advice, and tax planning.

(4)	All Other Fees: All other fees represent fees billed for products and services provided by Rosenberg Rich Baker Berman, P.A other than the services reported for the other categories.

Pre-Approval Policies and Procedures of the Audit Committee

Consistent with the rules and regulations promulgated by the Securities and Exchange Commission, the Audit Committee approves the engagement of our independent registered public accounting firm and is also required to pre-approve all audit and non-audit expenses. All of the services described above were approved by the Audit Committee in accordance with its procedure. We do not otherwise rely on pre-approval policies and procedures.

53

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1)	Financial Statements. See Index to Financial Statements and Schedule on page F-1.

(2)

Schedules to Financial Statements. All financial statement schedules have been omitted because they are either inapplicable or the information required is provided in our consolidated financial statements and the related notes thereto, included in Part II, Item 8 of this Annual Report on Form 10-K.

(3)	The exhibits listed on the accompanying Exhibit Index are filed (or incorporated by reference herein) as part of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

54

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Form	File No.	Date	Exhibit	Filed Herewith
3.1	Articles of Restatement of the Registrant, effective October 6, 2009	S-1	333-162356	10/6/09	3.1
3.2	Articles of Amendment of Articles of Incorporation of the Registrant, effective October 24, 2011	8-K	000-09908	11/07/11	3
3.3	Articles of Amendment of Articles of Incorporation of the Registrant, effective September 10, 2020	8-K	000-09908	9/14/20	3.1
3.4	Amended Bylaws of the Registrant, adopted effective November 2, 2007	10-Q	000-09908	5/16/16	3.2
3.5	Amendment to Amended Bylaws of the Registrant, adopted effective January 29, 2016	8-K	000-09908	2/1/16	3.2
4.1	Specimen certificate evidencing shares of common stock of the Registrant	S-3	333-249850	11/4/20	4.1
4.2	Description of Registrants Securities	10-K	001-39574	03/29/2022	4.2
4.3	Form of Warrant to Purchase Common Stock	10-Q	000-09908	05/17/21	4.1
4.4	Form of Non-Qualified Stock Option Agreement	10-Q	000-09908	05/17/21	4.2
4.5	Form of Common Stock Purchase Warrant	8-K	000-09908	09/26/21	4.1
4.6	Form of Placement Agent Warrant	8-K	000-09908	09/26/21	4.2
4.7	Form of TOMI Environmental Solutions, Inc. 12% Convertible Note	8-K	001-39574	11/07/2023	10.2
10.1+	Amended and Restated 2016 Equity Incentive Plan, as adopted by the Registrant’s stockholders on December 30, 2020	DEF 14A	001-39574	12/2/20	Appendix A
10.2+	Offer Letter, dated January 15, 2016, by and between the Registrant and Dr. Halden Shane	10-Q	000-09908	5/16/16	10.1
10.3+	Offer Letter, dated September 2, 2015, by and between the Registrant and Nick Jennings	10-Q	000-09908	5/16/16	10.3
10.4+	Form of Appointment to the Board of Directors as Independent Director of the Registrant	10-Q	000-09908	5/16/16	10.5
10.5	Restated Manufacturing and Development Agreement, dated November 10, 2016, by and between the Registrant and RG Group	10-Q	000-09908	9/30/16	10.1
10.6+	Employment Agreement, entered into as of January 5, 2018, by and between the Registrant and Elissa J. Shane, effective as of January 1, 2018	8-K	000-09908	1/8/18	10.1
10.7+	Amendment to Executive Employment Agreement
10.8	Form of Securities Purchase Agreement dated as of September 26, 2021, between the Registrant and the purchasers named therein	8-K	000-09908	09/26/21	10.1
10.9	Form of Securities Purchase Agreement, dated as of November 7, 2023, between TOMI Environmental Solutions, Inc. and the purchasers named therein	8-K	001-39574	11/07/2023	10.1
10.10	Form of Registration Rights Agreement, dated as of November 7, 2023, between TOMI Environmental Solutions, Inc. and the purchasers named therein	8-K	001-39574	11/07/2023	10.3
14.1	Code of Ethics	10-K	000-09908	3/31/09	14
21.1	Subsidiaries of the Registrant					X
24.1	Power of Attorney (included in signature page)					X
31.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

						X
31.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

						X
32.1#	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Taxonomy Extension Label Linkbase					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover Page Interactive Data File					X

+	Indicates a management contract or compensatory plan.

#

The information in Exhibit 32.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act (including this report), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

55

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: April 14, 2025	TOMI ENVIRONMENTAL SOLUTIONS, INC.

/s/ HALDEN S. SHANE
Halden S Shane Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

The undersigned directors and officers of TOMI Environmental Solutions, Inc. constitute and appoint Halden S. Shane and Nick Jennings, or either of them, as their true and lawful attorney and agent with power of substitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereto; and we do hereby ratify and confirm all that said attorney and agent shall do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HALDEN S. SHANE	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 14, 2025
Halden S. Shane

/s/ NICK JENNINGS	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 14, 2025
Nick Jennings

/s/ ELISSA J. SHANE	Director	April 14, 2025
Elissa J. Shane

/s/ WALTER C. JOHNSEN	Director	April 14, 2025
Walter C. Johnsen

/s/ KELLY J. ANDERSON	Director	April 14, 2025
Kelly J. Anderson

/s/ LIM BOH SOON	Director	April 14, 2025
Lim Boh Soon

56

TOMI ENVIRONMENTAL SOLUTIONS, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of TOMI Environmental Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOMI Environmental Solutions, Inc. (the Company) as of years ended December 31, 2024 and 2023, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2

To the Board of Directors and

Stockholders of TOMI Environmental Solutions, Inc.

Allowance for credit losses

As described further in Note 2 to the consolidated financial statements, the Company maintains an allowance for credit losses against its accounts receivable balances based on the future estimated credit losses. As of December 31, 2024, the allowance for credit losses was $2.23 million, or 51.4% of total accounts receivable. This estimate is determined based on internally developed qualitative and quantitative factors derived from the aging of receivables, the Company’s past collection history with customers, forward looking information and economic trends and conditions. We identified the estimates used to determine the allowance for credit losses as a critical audit matter.

We have identified the evaluation of the Company’s estimation of allowance for credit losses as a critical audit matter. There is an established policy for determining overall allowance for credit losses with specific judgement in place for certain account balances that require additional evaluation and assessment which are used in estimating losses related to customer receivables. There is also a high degree of subjectivity in management's assessment of the completeness and accuracy of the allowance for credit losses, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate.

Our audit procedures related to the allowance for doubtful accounts included:

•	Evaluating the design and implementation of controls over the calculation of the allowance for credit losses.

•	Testing the mathematical accuracy of management’s allowance for credit losses calculation as of December 31, 2024 by recalculating and independently applying the credit loss methodology promulgated by generally accepted accounting principles to each risk pool, as well as recalculating the aging of receivables based on underlying source documentation.

•	Recomputing current and historical collection rates for customer receivable balances and comparing the historical loss rates against the current period estimated loss rates within the respective risk pools and performing a retrospective analysis of the subsequent collections on customer receivables with certain risk characteristics.

•	Taking into consideration future economic factors applicable to the Company’s industry and their effect over the allowance for current expected credit loss.

•	Evaluating the reasonableness of management’s qualitative adjustments against the allowance for credit losses by obtaining corroborating evidence which supports the adjustments and assumptions made by management in determining the allowance.

Inventory – Valuation associated with excess and obsolete (E&O) inventory

As further described in Note 2 to the consolidated financial statements, inventory is stated at the lower of cost or net realizable value. At the balance sheet date, the Company evaluated inventories for excess quantities and obsolescence (E&O) and included an inventory reserve against its inventory balances. As of December 31, 2024, the inventory reserve was $1.1 million, or approximately 24% of total inventory. To estimate the amount of inventory that may be in excess or obsolete, the Company reviews inventory quantities on hand as well as historical and projected sales volumes. The Company’s model assumes that inventory will be distributed on a first-in-first-out basis. Due to the nature of the inventory and the levels of inventory purchased in prior years, as well as recent sales trends, estimating the amount of inventory that is in excess or potentially obsolete involves significant judgments and estimates.

Given the significant judgments associated with evaluating the valuation of E&O inventory, auditing the reasonableness of management’s estimates and assumptions involved especially subjective judgment and an increased extent of effort, therefore we identified the estimates used to determine the valuation of the E&O inventory as a critical audit matter.

F-3

To the Board of Directors and

Stockholders of TOMI Environmental Solutions, Inc.

Our audit procedures related to the Company’s valuation of E&O inventory included the following:

•	Evaluating the design and implementation of controls over the E&O inventory valuation.

•	Obtaining the Company’s E&O calculation and testing the mathematical accuracy.

•	Inquiring of the Company’s employees outside of the accounting department and evaluating other areas of the audit to identify business, product, or industry changes that may impact the inputs in the inventory E&O calculation.

•	Evaluating management’s future projections by comparing to current and historical sales trends.

•	Assessing the reasonableness of the assumptions used in the E&O calculation by developing an independent expectation and comparing our independent expectation to the results of the Company’s calculation.

Going Concern

As described in Note 2 to the consolidated financial statements, the Company has recurring losses from operations, negative cash flows from operations, a retained deficit, and as of December 31, 2024, has approximately $665,000 of cash. The ability of the Company to continue as a going concern is dependent on its ability to generate sufficient cash to fund operations and meet its obligations as they become due. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We identified the Company’s ability to continue as a going concern as a critical audit matter.  Assessing the Company’s assertion on its ability to continue as a going concern is complex and involves a high degree of subjectivity and judgment as it relates to the reasonableness of the assumptions used and judgements made in the determination.

Our audit procedures related to the substantial doubt about the Company’s ability to continue as a going concern included:

•	Inquiring of executive officers, key members of management, and the Audit Committee of the Board of Directors, regarding factors that would have an impact on the Company’s ability to continue as a going concern.

•	Evaluating management’s plan for addressing the adverse effects of the conditions identified, including assessing the reasonableness of forecasted information and underlying assumptions by comparing to actual results of prior periods and actual results achieved to date, and utilizing our knowledge of the entity, its business and management in considering liquidity needs and the Company’s ability to generate sufficient cash flows.

•	Assessing the availability of additional capital raises.

•	Evaluating the completeness and accuracy of disclosures in the consolidated financial statements.

/s/ Rosenberg Rich Baker Berman P.A.

We have served as the Company’s auditor since 2021.

Somerset, New Jersey

April 14, 2025

F-4

TOMI ENVIRONMENTAL SOLUTIONS, INC.

 CONSOLIDATED BALANCE SHEETS

ASSETS
Current Assets:
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$664,879	$2,339,059
Accounts Receivable - net	1,881,138	2,429,929
Other Receivables	-	164,150
Inventories, net (Note 3)	3,578,202	4,627,103
Vendor Deposits (Note 4)	35,895	29,335
Prepaid Expenses	332,999	371,298
Total Current Assets	6,493,113	9,960,874

Property and Equipment – net (Note 5)	875,449	1,048,642

Other Assets:
Intangible Assets – net (Note 6)	1,250,574	1,123,246
Operating Lease - Right of Use Asset (Note - 7)	399,254	467,935
Long Term Accounts Receivable - net	-	206,240
Other Assets	675,348	550,677
Total Other Assets	2,325,176	2,348,098
Total Assets	$9,693,738	$13,357,614

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$1,924,379	$1,267,029
Accrued Expenses and Other Current Liabilities (Note 13)	455,675	675,491
Deferred Revenue	211,724	-
Current Portion of Long-Term Operating Lease	129,132	115,658
Total Current Liabilities	2,720,910	2,058,178

Long-Term Liabilities:
Long-Term Operating Lease, Net of Current Portion (Note 7)	513,395	642,527
Convertible Notes Payable, net of unamortized debt discount of $239,506 and $301,985 at December 31, 2024 and December 31, 2023, respectively (Note 9)	2,360,494	2,298,015
Total Long-Term Liabilities	2,873,889	2,940,542
Total Liabilities	5,594,799	4,998,720

Commitments and Contingencies (Notes 7 and 11)	-	-

Shareholders’ Equity:
Cumulative Convertible Series A Preferred Stock;
par value $0.01 per share, 1,000,000 shares authorized; 63,750 shares issued
and outstanding at December 31, 2024 and December 31, 2023, respectively	638	638
Cumulative Convertible Series B Preferred Stock; $1,000 stated value;
7.5% Cumulative dividend; 4,000 shares authorized; none issued
and outstanding at December 31, 2024 and December 31, 2023, respectively	-	-
Common stock; par value $0.01 per share, 250,000,000 shares authorized;
20,015,205 and 19,923,955 shares issued and outstanding
at December 31, 2024 and December 31, 2023, respectively	200,152	199,240
Additional Paid-In Capital	58,201,140	57,985,245
Accumulated Deficit	(54,302,991)	(49,826,229)
Total Shareholders’ Equity	4,098,939	8,358,894
Total Liabilities and Shareholders’ Equity	$9,693,738	$13,357,614

The accompanying notes are an integral part of the consolidated financial statements.

F-5

 TOMI ENVIRONMENTAL SOLUTIONS, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

	For The Years Ended
	December 31,
	2024	2023

Sales, net	$7,738,842	$7,354,564
Cost of Sales	4,181,764	3,065,028
Gross Profit	3,557,078	4,289,536

Operating Expenses:
Professional Fees	597,365	575,728
Depreciation and Amortization	296,536	366,677
Selling Expenses	1,128,402	1,351,465
Research and Development	290,683	491,798
Consulting Fees	225,779	282,548
General and Administrative	5,123,073	4,570,597
Total Operating Expenses	7,661,838	7,638,813
Income (loss) from Operations	(4,104,760)	(3,349,277)

Other Income (Expense):
Interest Income	17,489	11,990
Interest Expense	(389,491)	(65,305)
Total Other Income (Expense)	(372,002)	(53,315)

Income (loss) before income taxes	(4,476,762)	(3,402,592)
Provision for Income Taxes (Note 15)	-	-
Net Income (loss)	$(4,476,762)	$(3,402,592)

Net income (loss) Per Common Share
Basic	$(0.22)	$(0.17)
Diluted	$(0.22)	$(0.17)

Basic Weighted Average Common Shares Outstanding	19,992,592	19,834,476
Diluted Weighted Average Common Shares Outstanding	19,992,592	19,834,476

The accompanying notes are an integral part of the consolidated financial statements.

F-6

TOMI ENVIRONMENTAL SOLUTIONS, INC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series A Preferred		Common Stock		Additional Paid	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity

Balance at January 1, 2023	63,750	$638	19,763,955	$197,640	57,673,559	$(46,423,637)	$11,448,200
Equity Compensation					163,286		163,286
Common Stock Issued for Services Provided			160,000	1,600	148,400		150,000
Net (Loss) for the year ended December 31, 2023						(3,402,592)	(3,402,592)
Balance at December 31, 2023	63,750	$638	19,923,955	$199,240	$57,985,245	$(49,826,229)	$8,358,894
Options Exercised			31,250	312	27,188		27,500
Common Stock Issued for Services Provided			60,000	600	44,400		45,000
Equity Compensation					144,307		144,307
Net (Loss) for the year ended December 31, 2024						(4,476,762)	(4,476,762)
Balance at December 31, 2024	63,750	$638	20,015,205	$200,152	$58,201,140	$(54,302,991)	$4,098,939

The accompanying notes are an integral part of the consolidated financial statements.

F-7

TOMI ENVIRONMENTAL SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
Cash Flow From Operating Activities:
Net (Loss)	$(4,476,762)	$(3,402,592)
Adjustments to Reconcile Net (Loss) to Net Cash (Used) In Operating Activities:
Depreciation and Amortization	296,536	366,677
Amortization of Right of Use Asset	157,315	157,315
Amortization of Deferred Financing Costs	62,480	10,413
Equity Compensation Expense	144,307	163,286
Value of Equity Issued for Services	45,000	150,000
Credit Loss Expense	1,050,543	272,517
Inventory Reserve	1,005,000	-
Sales Returns Allowance	227,000	128,390
Changes in Operating Assets and Liabilities:
Decrease (Increase) in:
Accounts Receivable	(470,512)	69,894
Inventory	60,363	(131,104)
Prepaid Expenses	38,299	17,061
Vendor Deposits	(6,560)	417,718
Long Term Accounts Receivable	-	(206,240)
Other Assets	(5,321)	(75,574)
Increase (Decrease) in:
Accounts Payable	657,349	(494,721)
Accrued Expenses	(219,816)	(181,602)
Deferred Revenue	159,724	(699,732)
Lease Liability	(165,098)	(160,291)
Net Cash (Used) in Operating Activities	(1,440,153)	(3,598,585)

Cash Flow From Investing Activities:
Capitalized Patent and Trademark Costs	(153,636)	(118,630)
Purchase of Property and Equipment	(107,891)	(98,060)
Net Cash (Used) in Investing Activities	(261,527)	(216,690)

 The accompanying notes are an integral part of the consolidated financial statements.

F-8

TOMI ENVIRONMENTAL SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

	For the Years Ended December 31,
	2024	2023
Cash Flow From Financing Activities:
Proceeds from Issuance of Convertible Notes	$-	$2,287,601
Proceeds from Exercise of Options	27,500	-
Net Cash Provided By Financing Activities:	27,500	2,287,601
(Decrease) In Cash and Cash Equivalents	(1,674,180)	(1,527,674)
Cash and Cash Equivalents - Beginning	2,339,059	3,866,733
Cash and Cash Equivalents – Ending	$664,879	$2,339,059

Supplemental Cash Flow Information:
Cash Paid for Interest	$312,000	$-
Cash Paid (Refunded) for Income Taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-9

TOMI ENVIRONMENTAL SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

TOMI Environmental Solutions, Inc., a Florida corporation (“TOMI”, the “Company”, “we”, “our” and “us”) is a global provider of disinfection and decontamination essentials through our premier Binary Ionization Technology® (BIT™) platform, under which we manufacture, license, service and sell our SteraMist® brand of products, including SteraMist® BIT™, a hydrogen peroxide-based mist and fog. Our solution and process are environmentally friendly as the only by-product from our decontamination process is oxygen and water in the form of humidity. Our solution is organically listed in the United States and Canada as a sustainably green product with no or very little carbon footprint. Our business is organized into four divisions: Life Sciences, Healthcare, Food Safety and Commercial.

Invented under a defense grant in association with the Defense Advanced Research Projects Agency (“DARPA”) of the U.S. Department of Defense, BIT™ is registered with the U.S. Environmental Protection Agency (the “EPA”) and uses a low percentage hydrogen peroxide as its only active ingredient to produce a fog composed mostly of a hydroxyl radical (.OH ion), known as ionized Hydrogen Peroxide (iHP™). Represented by the SteraMist® brand of products, iHP™ produces a germ-killing aerosol that works like a visual non-caustic gas.

Our products are designed to service a broad spectrum of commercial structures, including, but not limited to, hospitals and medical facilities, bio-safety labs, pharmaceutical facilities, meat and produce processing facilities, universities and research facilities, vivarium labs, other service industries including cruise ships, office buildings, hotel and motel rooms, schools, restaurants, military barracks, police and fire departments, prisons, and athletic facilities. Our products are also used in single-family homes and multi-unit residences. Additionally, our products have been listed on the EPA’s List N as products that help combat COVID-19 and are actively being used for this purpose.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TOMI and its wholly owned subsidiary, TOMI Environmental Solutions, Inc., a Nevada corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification of Accounts

Certain reclassifications have been made to prior-year comparative financial statements to conform to the current year presentation. These reclassifications had no material effect on previously reported results of operations or financial position.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to, allowance for credit losses, inventory, intangible assets, useful lives of intangible assets and property and equipment, fair values of stock-based awards, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities.

F-10

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, held at financial institutions and other liquid investments with original maturities of three months or less. At times, these deposits may be in excess of insured limits. At December 31, 2024 and December 31, 2023, there were no cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not require collateral to support customer receivables. Management assesses the collectability of outstanding customer invoices, and maintains an allowance resulting from the expected non-collection of customer receivables. In estimating this reserve, management considers factors such as historical collection experience, customer creditworthiness, specific customer risk, and current and expected general economic conditions. For those customers to whom we extend credit, in accordance with the Current Expected Credit Loss (CECL) model, we make a risk-based  evaluation at the point of sale which is further reviewed on both an individual and collective (pool) basis during each reporting period based on ASC 326. These accounting standards represent a significant departure from previous GAAP. We are now required to estimate and report expected credit losses over the entire life of a financial asset, considering historical data, current conditions, and future forecasts, even if the risk of loss is remote.

We have a policy of reserving for credit losses based on our best estimate of the amount of potential credit losses in existing accounts receivable. We periodically review our accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be at risk. Our allowance for credit losses was as follows for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Allowance for credit losses	$1,494,347	$1,678,000
Credit Loss Expense	1,050,543	272,517
Adjustment to allowance	(314,913)	(456,170)
Allowance for credit losses	$2,229,977	$1,494,347

Long-term trade accounts receivable, are principally amounts arising from the sale of goods and services with a contractual maturity date or realization period of greater than one year and are recognized as "Long-Term Accounts Receivable" in our Consolidated Balance Sheet.

F-11

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventories consist primarily of finished goods and raw materials.

We expense costs to maintain certification to cost of goods sold as incurred.

We review inventory on an ongoing basis, considering factors such as deterioration and obsolescence, and future customer demand. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories may not be usable or realized when comparing current inventory levels to anticipated demand for our product.  Our reserve for obsolete inventory was $1,100,000 and $95,000 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

We account for property and equipment at cost less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation for equipment, furniture and fixtures and vehicles commences once placed in service for its intended use. Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or service lives of the improvements, whichever is shorter.

Leases

We recognize a right-of-use (“ROU”) asset and lease liability for all leases with terms of more than 12 months, in accordance with ASC 842. We utilize the short-term lease recognition exemption for all asset classes as part of our on-going accounting under ASC 842. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities. Recognition, measurement and presentation of expenses depends on classification as a finance or operating lease.

As a lessee, we utilize the reasonably certain threshold criteria in determining which options we will exercise. Furthermore, our lease payments are based on index rates with minimum annual increases. These represent fixed payments and are captured in the future minimum lease payments calculation. In determining the discount rate to use in calculating the present value of lease payments, we used our incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

We have also elected the practical expedient to not separate lease and non-lease components for all asset classes, meaning all consideration that is fixed, or in-substance fixed, will be captured as part of our lease components for balance sheet purposes. Furthermore, all variable payments included in lease agreements will be disclosed as variable lease expense when incurred. Generally, variable lease payments are based on usage and common area maintenance. These payments will be included as variable lease expense in the period in which they are incurred.

Accounts Payable

As of December 31, 2024, one vendor accounted for approximately 60% of accounts payable. As of December 31, 2023, two vendors accounted for approximately 59% of accounts payable.

For the year ended December 31, 2024, two vendors accounted for 67% of cost of sales. For the year ended December 31, 2023, two vendors accounted for 70% of cost of sales.

Accrued Warranties

Accrued warranties represent the estimated costs, if any, that will be incurred during the warranty period of our products. We estimate the expected costs to be incurred during the warranty period and record the expense to the consolidated statement of operations at the date of sale. Our manufacturers assume the warranty against product defects from date of sale, which we extend to our customers upon sale of the product. We assume responsibility for product reliability and results. As of December 31, 2024, and December 31, 2023, our warranty reserve was $30,000 and $30,000, respectively. (See Note 14).

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are, on a more likely than not basis, not expected to be realized in accordance with FASB ASC Topic 740, Income Taxes guidance for income taxes. Net deferred tax benefits have been fully reserved at December 31, 2024 and December 31, 2023. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

F-12

Net Income (Loss) Per Share

Basic net income or (loss) per share is computed by dividing our net income or (loss) by the weighted average number of shares of common stock outstanding during the period presented. Diluted income or (loss) per share is based on the treasury stock method and includes the effect from potential issuance of shares of common stock, such as shares issuable pursuant to the exercise of options and warrants and conversions of preferred stock or debentures. The computation of diluted EPS is similar to the computation of basic EPS except that the numerator may have to adjust for any dividends and income or loss associated with potentially dilutive securities that are assumed to have resulted in the issuance of shares of common stock and the denominator may have to adjust to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued during the period to reflect the potential dilution that could occur from shares of common stock issuable through a contingent shares issuance arrangement, stock options, warrants, or convertible preferred stock. For purposes of determining diluted earnings per common share, the treasury stock method is used for stock options, and warrants, and the if-converted method is used for convertible preferred stock as prescribed in FASB ASC Topic 260. Because of the net loss for the year ended December 31, 2024 and 2023, the impact of including these in our computation of diluted EPS was anti-dilutive.

Potentially dilutive securities as of December 31, 2024 consisted of 2,080,000 shares of common stock from convertible debentures, 2,765,846 shares of common stock issuable upon exercise of outstanding warrants, 805,042 shares of common stock issuable upon outstanding options and 63,750 shares of common stock issuable upon conversion of outstanding shares of Preferred A stock (“Convertible Series A Preferred Stock”).

Potentially dilutive securities as of December 31, 2023 consisted of 2,080,000 shares of common stock from convertible debentures, 2,772,096 shares of common stock issuable upon exercise of outstanding warrants, 617,542 shares of common stock issuable upon outstanding options and 63,750 shares of common stock issuable upon conversion of outstanding shares of Preferred A stock (“Convertible Series A Preferred Stock”).

Options, warrants, preferred stock and shares associated with the conversion of debt to purchase approximately 5.7 million and 5.5 million shares of common stock were outstanding at December 31, 2024 and 2023, respectively, but were excluded from the computation of diluted net loss per share at December 31, 2024 and 2023 due to the anti-dilutive effect on net loss per share.

	For the Year Ended December 31,
	2024	2023
Net Loss	$(4,476,762)	$(3,402,592)
Net loss attributable to common shareholders	$(4,476,762)	$(3,402,592)
Weighted average number of shares of common stock outstanding:
Basic	19,992,592	19,834,476
Diluted	19,992,592	19,834,476
Net loss attributable to common shareholders per share:
Basic	$(0.22)	$(0.17)
Diluted	$(0.22)	$(0.17)

The following provides a reconciliation of the shares used in calculating the per share amounts for the periods presented:

	For the Years Ended December 31,
	2024	2023
Numerator:
Net Loss	$(4,476,762)	$(3,402,592)
Denominator:
Basic weighted-average shares	19,992,592	19,834,476
Effect of dilutive securities
Warrants	-	-
Convertible Debt	-	-
Options	-	-
Preferred Stock	-	-
Diluted Weighted Average Shares	19,992,592	19,834,476
Net Loss Per Common Share:
Basic	$(0.22)	$(0.17)
Diluted	$(0.22)	$(0.17)

F-13

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Revenue from Contracts with Customers (Topic 606). We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation(s). At contract inception, we assess the goods or services promised within each contract, assess whether each promised good or service is distinct and identify those that are performance obligations.

We must use judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above for each distinct performance obligation identified in step (ii) above; and c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above.

Title and risk of loss generally pass to our customers upon shipment. Our customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Shipping and handling costs charged to customers are included in Product Revenues. The associated expenses are treated as fulfillment costs and are included in Cost of Revenues. Revenues are reported net of sales taxes collected from Customers.

Disaggregation of Revenue

The following table presents our revenues disaggregated by revenue source (rounded to nearest thousandth).

Product and Service Revenue

	For The Years Ended December 31,		Change
	2024	2023	$
SteraMist Product	$6,035,000	$5,781,000	$254,000
Service and Training	1,704,000	1,574,000	130,000
Total	$7,739,000	$7,355,000	$384,000

Revenue by Geographic Region

	For The Years Ended December 31,		Change
	2024	2023	$
United States	$6,098,000	$6,125,000	$(27,000)
International	1,641,000	1,230,000	411,000
Total	$7,739,000	$7,355,000	$384,000

F-14

Product revenue includes sales from our standard and customized equipment, solution and accessories sold with our equipment. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products.

Service and training revenue include sales from our high-level decontamination and service engagements, validation of our equipment and technology and customer training. Service revenue is recognized as the agreed upon services are rendered to our customers in an amount that reflects the consideration we expect to receive in exchange for those services.

Estimated allowances for sales returns are recorded as sales are recognized. We use a specific identification method based on subsequent product return activity and historical average calculations to estimate the allowance for sales returns. For the years ended December 31, 2024 and 2023, we recorded an allowance of $227,000 and $128,390, respectively.

Costs to Obtain a Contract with a Customer

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses.

Contract Balances

As of December 31, 2024, and December 31, 2023 we had contract balances and unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed in the amounts of $211,724 and $0, respectively.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. We enter into contracts that can include various combinations of products and services, which are primarily distinct and accounted for as separate performance obligations.

Significant Judgments

Our contracts with customers for products and services often dictate the terms and conditions of when the control of the promised products or services is transferred to the customer and the amount of consideration to be received in exchange for the products and services. We also record an estimated allowance for anticipated product returns.

Equity Compensation Expense

We account for equity compensation expense in accordance with FASB ASC 718, “Compensation—Stock Compensation.” Under the provisions of FASB ASC 718, equity compensation expense is estimated at the grant date based on the award’s fair value.

The valuation methodology used to determine the fair value of options and warrants issued as compensation during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The expected term of the Company’s warrants has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” warrants. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its common stock, par value $0.01 (the “Common Stock”) and does not intend to pay dividends on its Common Stock in the foreseeable future. The expected forfeiture rate is estimated based on management’s best assessment.

On July 7, 2017, our shareholders approved the Company’s Amended and Restated 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan authorizes the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance units/shares. Up to 2,000,000 shares of Common Stock are authorized for issuance under the 2016 Plan. Shares issued under the 2016 Plan may be either authorized but unissued shares, treasury shares, or any combination thereof. Provisions in the 2016 Plan permit the reuse or reissuance by the 2016 Plan of shares of Common Stock for numerous reasons, including, but not limited to, shares of Common Stock underlying canceled, expired, or forfeited awards of stock-based compensation and stock appreciation rights paid out in the form of cash. Equity compensation expense will typically be awarded in consideration for the future performance of services to us. All recipients of awards under the 2016 Plan are required to enter into award agreements with us at the time of the award, and awards under the 2016 Plan are expressly conditioned upon such agreements. For the year ended December 31, 2024 and 2023, we issued 60,000 and 60,000 shares of common stock, respectively, out of the 2016 Plan.

F-15

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation limit of $250,000 at times during the year.

Long-Lived Assets Including Acquired Intangible Assets

We assess long-lived assets for potential impairments at the end of each year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating long-lived assets for impairment, we measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If our long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We base the calculations of the estimated fair value of our long-lived assets on the income approach. For the income approach, we use an internally developed discounted cash flow model that includes, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations. We had no long-lived asset impairment charges for the years ended December 31, 2024 and 2023.

Advertising and Promotional Expenses

We expense advertising costs in the period in which they are incurred. Advertising and promotional expenses included in selling expenses for the years ended December 31, 2024 and 2023 were approximately $221,000 and $498,000, respectively.

Research and Development Expenses

We expense research and development expenses in the period in which they are incurred. For the years ended December 31, 2024 and 2023, research and development expenses were approximately $291,000 and $492,000, respectively.

Business Segments

We currently have one reportable business segment due to the fact that we derive our revenue primarily from one product in which 1) The  business activities are homogenous in nature, 2) The entire operation faces similar market conditions and risks, 3) There is a high degree of integration in its operations, 4) Internal evaluations of financial results are conducted on a consolidated basis. A breakdown of revenue is presented in “Revenue Recognition” in Note 2 above. See Note 17, Segment Reporting for more details. We are required to apply the guidance in ASC 280 and identify significant segment expenses and other segment items for our single reportable segment.

Going Concern

For the years ended December 31, 2024 and 2023, our net loss was approximately $4,477,000 and $3,403,000, respectively, and the cash used in operations was approximately $1,440,000 and $3,599,000, respectively. As of December 31, 2024, we had approximately $665,000 of cash and cash equivalents and an accumulated deficit of $54.3 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. The Company’s consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business; no adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

The Company intends to fund ongoing activities by utilizing its current cash on hand, the cash generated from operations, and by raising additional capital through equity or debt financings. There can be no assurance that the Company will be successful in raising that additional capital or that such capital, if available, will be on terms that are acceptable to us, as our ability to raise capital may be affected by various factors, including general market conditions, volatility of our stock price, investor interests and expectations, and our financial performance.

On March 28, 2025, we received a deficiency letter from the Listing Qualifications Department (the "Staff") of the Nasdaq Stock Market ("Nasdaq") notifying us that, for the preceding 30 consecutive business days, the closing bid price for the Company's common stock, par value $0.01 per share (the "Common Stock") was below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Requirement"). The notification received has no immediate effect on the Company's Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until September 24, 2025 (the "Compliance Date"), to regain compliance with the Bid Price Requirement. There is no guarantee that we will be able to regain compliance with the Bid Price Requirement by the Compliance Date, and failure to do so may subject us to delisting proceedings of NASDAQ.

F-16

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). In January 2025, ASU No. 2025-01 was issued to clarify the effective date for all public business entities. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU was adopted retrospectively on December 31, 2024 and resulted in us including the additional required disclosures. .Refer to Note 17, Segment Reporting about the areas for the inclusion of the new required disclosures.

NOTE 3. INVENTORIES

Inventories consist of the following at (rounded to the nearest thousandth):

	December 31, 2024	December 31, 2023
Finished goods	$3,800,000	$3,980,000
Raw Materials	878,000	742,000
Inventory Reserve	(1,100,000)	(95,000)
Inventory, net	$3,578,000	$4,627,000

Our inventory reserve was adjusted upwards by $1,005,000 during the fiscal year ended December 31, 2024, to account for additional slow-moving items in our year-end inventory records compared to anticipated demand for certain units.

NOTE 4. VENDOR DEPOSITS

On December 31, 2024 and December 31, 2023, we maintained vendor deposits of $35,895 and $29,335, respectively, for open purchase orders for inventory.

F-17

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2024	December 31, 2023
Furniture and fixtures	$458,652	$364,819
Equipment	2,301,803	2,269,185
Vehicles	66,170	66,170
Computer and software	316,334	306,556
Leasehold improvements	393,381	393,381
Tenant Improvement Allowance	405,000	405,000

Total Property and Equipment	3,941,340	3,805,111
Less: Accumulated depreciation	3,065,891	2,756,469
Property and Equipment, net	$875,449	$1,048,642

For the years ended December 31, 2024 and 2023, depreciation was $270,228 and $345,556, respectively. For the years ended December 31, 2024 and 2023, amortization of tenant improvement allowance was $39,194 and was recorded as lease expense and included within general and administrative expense on the consolidated statement of operations.

NOTE 6. INTANGIBLE ASSETS

Intangible assets consist of patents and trademarks related to our Binary Ionization Technology. We amortize the patents over the estimated remaining lives of the related patents. The trademarks have an indefinite life. Amortization expense was $26,308 and $21,121 for the years ended December 31, 2024 and 2023, respectively.

Definite life intangible assets consist of the following:

	December 31, 2024	December 31, 2023
Intellectual Property and Patents	$3,350,031	$3,196,396
Less: Accumulated Amortization	2,930,321	2,904,013
Patents, net	$419,710	$292,383

Indefinite life intangible assets consist of the following:

Trademarks	830,864	830,863

Total Intangible Assets, net	$1,250,574	$1,123,246

Approximate future amortization is as follows (rounded to nearest thousandth):

Year Ended:	Amount

December 31, 2025	$20,000
December 31, 2026	20,000
December 31, 2027	20,000
December 31, 2028	20,000
December 31, 2029	20,000
Thereafter	320,000
Total	$420,000

F-18

NOTE 7. LEASES

In April 2018, we entered into a 10-year lease agreement for a new 9,000-square-foot facility that contains office, warehouse, lab and research and development space in Frederick, Maryland. The lease agreement commenced in December 2018 when the property was ready for occupancy. The agreement provided for annual rent of $143,460, an escalation clause that increases the rent 3% year over year, a landlord tenant improvement allowance of $405,000 and additional landlord work as discussed in the lease agreement. We took occupancy of the property on December 17, 2018 and the lease was amended in March 2019 to provide for a 4-month rent holiday and a commencement date of April 1, 2019. A 7% discount rate was determined using our incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The balances for our operating lease where we are the lessee are presented as follows within our consolidated balance sheet:

Operating leases:	December 31, 2024	December 31, 2023

Assets:
Operating lease right-of-use asset	$399,254	$467,935
Liabilities:
Current Portion of Long-Term Operating Lease	$129,132	$115,658
Long-Term Operating Lease, Net of Current Portion	513,395	642,527
Total	$642,527	$758,185

The components of lease expense are as follows within our consolidated statement of operations:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Operating lease expense	$157,315	$157,315

Other information related to leases where we are the lessee is as follows:

	December 31, 2024	December 31, 2023

Weighted-average remaining lease term:
Operating leases	4.00 years	5.00 years

Discount rate:
Operating leases	7.00%	7.00%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	$165,098	$160,290

As of December 31, 2024, the maturities of our operating lease liability are as follows:

Year Ended:	Operating Lease
December 31, 2025	$170,051
December 31, 2026	175,153
December 31, 2027	180,408
December 31, 2028	185,819
December 31, 2029	33,752
Thereafter	-
Total minimum lease payments	745,183
Less: Interest	102,656
Present value of lease obligations	642,527
Less: Current portion	129,132
Long-term portion of lease obligations	$513,395

F-19

NOTE 8. CLOUD COMPUTING SERVICE CONTRACT

In May 2020 we entered into a cloud computing service contract with a vendor. The contract provides for annual payments in the amount of $30,409 and has a term of 5 years. The annual contract payments are capitalized as a prepaid expense and amortized over a twelve-month period.

We have incurred implementation costs of $66,857 in connection with the cloud computing service contract which have been capitalized in prepaid expenses and other assets as of December 31, 2024. In accordance with ASU No. 2018-15, such implementation costs are being amortized over the remaining contract terms beginning January 1, 2021, which was when the cloud-based service contract was placed in service. Amortization expense for the years ended December 31, 2024 and 2023 were $15,063 and $15,063, respectively.

NOTE 9. CONVERTIBLE DEBT

On October and November 2023, we entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (collectively, the “Investors”) pursuant to which we agreed to sell and issue to the Investors in a private placement transaction (the “Private Placement”) in one or more closings up to an aggregate principal amount of $5,000,000 of Convertible Notes (the “Notes”). As of December 31, 2024, we issued and sold an aggregate of $2,600,000 of Notes to certain Investors pursuant to the SPA.

In October and November 2023, we sold and issued pursuant to the SPA convertible promissory notes (the “Notes”) to purchase an aggregate of 2,080,000 shares of common stock at an exercise price of $1.25 per share in exchange for aggregate gross proceeds of $2,600,000. The Notes mature and are due on the fifth anniversary of the issuance date in October and November of 2028. The Notes bear simple interest at a rate of 12% per annum, payable in equal monthly installments. The Notes are convertible into shares of our Common Stock, at the option of the holder, at a conversion price of $1.25 per share, which shall not exceed $1.55 per share. In addition, we can require Investors to convert the Notes at the then current conversion price at any time after 90 days from the issue date if the Common Stock has a closing bid price of $1.55 per share or higher on any twenty (20) days within a thirty (30) day period of consecutive trading days, or if a “fundamental change” occurs (as defined in the Securities Purchase Agreement). The Notes are unsecured and senior to other indebtedness subject to certain exceptions. Interest expense related to the Notes for the years ended December 31, 2024 and 2023 was $312,000 and $54,892, respectively.

Amortization of deferred financing costs were $62,480 and $10,413 for the years ended December 31, 2024 and 2023, respectively, which has been included with interest expense on the statement of operations.

Convertible notes consist of the following at:

	December 31,	December 31,
	2024	2023

Convertible notes	$2,600,000	$2,600,000
Less: Debt issuance costs	(312,398)	(312,398)
Accumulated amortization	72,892	10,413
Convertible notes, net	$2,360,494	$2,298,015

F-20

NOTE 10. SHAREHOLDERS’ EQUITY

Our Board of Directors (the “Board”) may, without further action by our shareholders, from time to time, direct the issuance of any authorized but unissued or unreserved shares of preferred stock in series and at the time of issuance, determine the rights, preferences and limitations of each series. The holders of such preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up by us before any payment is made to the holders of our common stock. Furthermore, the Board could issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock.

Convertible Series A Preferred Stock

Our authorized Convertible Series A Preferred Stock, $0.01 par value, consists of 1,000,000 shares. At December 31, 2024 and 2023, there were 63,750 shares issued and outstanding. The Convertible Series A Preferred Stock is convertible at the rate of one share of common stock for one share of Convertible Series A Preferred Stock.

Convertible Series B Preferred Stock

Our authorized Convertible Series B Preferred Stock, $1,000 stated value, 7.5% cumulative dividend, consists of 4,000 shares. At December 31, 2024 and 2023, there were no shares issued and outstanding, respectively. Each share of Convertible Series B Preferred Stock may be converted (at the holder’s election) into two hundred shares of our common stock.

Common Stock

In January 2023, we issued 60,000 shares of Common Stock valued at approximately $51,000 to members of our Board pursuant to our equity plan (see Note 12).

In May 2024, we issued 60,000 shares of Common Stock valued at approximately $45,000 to members of our Board pursuant to our equity plan (see Note 12).

Stock Options

In January 2023, we issued options to purchase 175,000 shares of Common Stock to Officers at an exercise price of $0.85 per share pursuant to an employment agreement. The options were valued at $132,361 and have a contractual term of 10 years. We utilized the Black-Scholes model to fair value the options received by Officers with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and an expected life of 5 years. The grant date fair value of each share of Common Stock underlying the options was $0.76.

In January 2023, we issued options to purchase 42,042 shares of Common Stock to employees at an exercise prices of $0.71- $0.85 per share pursuant to an employment agreement. The options were valued at $30,925, in aggregate and have a contractual term of 10 years. We utilized the Black-Scholes model to fair value the options received by our employees with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and an expected life of 5 years. The grant date fair value of each share of Common Stock underlying the options was $0.76.

In May 2024, we issued options to purchase 225,000 shares of Common Stock to officers at an exercise price of $0.75 per share pursuant to an employment agreement. The options were valued at $144,307 and have a contractual term of 10 years. We utilized the Black-Scholes model to fair value the options received by Officers with the following assumptions: volatility, 125%; expected dividend yield, 0%; risk free interest rate, 4.35%; and a contractual term of 10 years. The grant date fair value of each share of Common Stock underlying the options was $0.64.

The total stock based compensation for the years ended December 31, 2024 and 2023, was $144,307 and $163,286, respectively which has been in included within General and Administration expense in our statement of operations.

F-21

The following table summarizes stock options outstanding as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	617,542	$1.38	413,000	$1.65
Granted	225,000	0.75	217,042	0.82
Exercised	(31,250)	0.88	-	-
Expired	(6,250)	0.80	(12,500)	-
Outstanding, end of period	805,042	$1.23	617,542	$1.38

Options outstanding and exercisable by price range as of December 31, 2024 were as follows:

		Average
Outstanding Options		Weighted	Exercisable Options
		Remaining		Weighted
		Contractual		Average
Range	Number	Life in Years	Number	Exercise Price
$0.71	7,042	3.05	7,042	$0.71
$0.75	225,000	9.38	225,000	$0.75
$0.80	21,250	3.07	21,250	$0.80
$0.85	210,000	8.08	210,000	$0.85
$0.96	12,500	0.04	12,500	$0.96
$1.12	270,000	7.05	270,000	$1.12
$1.93	10,500	1.95	10,500	$1.93
$2.16	5,000	0.04	5,000	$2.16
$4.40	12,500	1.09	12,500	$4.40
$7.06	31,250	0.75	31,250	$7.06
	805,042	7.23	805,042	$1.23

Stock Warrants

The following table summarizes the outstanding common stock warrants as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	2,772,096	$2.25	2,792,335	$2.25
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	(6,250)	(1.12)	(20,239)	(1.11)
Outstanding, end of period	2,765,846	$2.26	2,772,096	$2.25

Warrants outstanding and exercisable by price range as of December 31, 2024 were as follows:

Outstanding Warrants			Exercisable Warrants
Exercise Price	Number	Average Weighted Remaining Contractual Life in Years	Number	Weighted Average Exercise Price
$0.64	31,250	8.89	31,250	$0.64
$0.80	125,000	9.08	125,000	$0.80
$0.96	442,708	7.89	442,708	$0.96
$1.20	156,250	0.09	156,250	$1.20
$1.68	1,434,721	1.74	1,434,721	$1.68
$2.18	172,167	1.74	172,167	$2.18
$4.00	28,750	5.32	28,750	$4.00
$6.95	375,000	5.75	375,000	$6.95

	2,765,846	3.63	2,765,846	$2.26

There were no unvested warrants outstanding as of December 31, 2024.

F-22

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

We may become a party to litigation in the normal course of business. In the opinion of management, there are no legal matters involving us that would have a material adverse effect upon our financial condition, results of operations or cash flows. In addition, from time to time, we may have to file claims against parties that infringe on our intellectual property.

Product Liability

As of December 31, 2024 and 2023, there were no claims against us for product liability.

NOTE 12. CONTRACTS AND AGREEMENTS

Consulting Agreement

On December 16, 2024, the Board of Directors of the Company appointed Nick Jennings, former Chief Financial Officer of the Company, as Interim Chief Financial Officer.  The Company has entered into an offer letter with Mr. Jennings, pursuant to which Mr. Jennings will serve as the Interim Chief Financial Officer for a five-month period and will receive a fee of $15,000 per month.

Director Compensation

In January 2023, we increased the annual fee to the non-employee members of our Board to $48,000, to be paid in cash on a quarterly basis, with the exception of the audit committee chairperson, whose annual fee was increased to $54,600, also to be paid in cash on a quarterly basis. Non-employee Director compensation also includes the annual issuance of our Common Stock.

For the year ended December 31, 2023, we issued an aggregate of 60,000 shares of Common Stock that were valued at approximately $51,000 to members of our Board.

For the year ended December 31, 2024, we issued an aggregate of 60,000 shares of Common Stock that were valued at approximately $45,000 to members of our Board.

NOTE 13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at:

	December 31, 2024	December 31, 2023
Commissions	$187,151	$200,837
Payroll and related costs	125,773	201,009
Director fees	37,650	37,650
Sales Tax Payable	3,864	5,707
Accrued warranty (Note 14)	30,000	30,000
Other accrued expenses and current liabilities	71,237	200,288
Total	$455,675	$675,491

F-23

NOTE 14. ACCRUED WARRANTY

Our manufacturers assume the warranty against product defects from date of sale, which we extend to our customers upon sale of the product. We assume responsibility for product reliability and results. The warranty is generally limited to a refund of the original purchase price of the product or a replacement part. We estimate warranty costs based on historical warranty claim experience.

The following table presents warranty reserve activities at:

	December 31, 2024	December 31, 2023
Beginning accrued warranty costs	$30,000	$68,000
Provision for warranty expense	9,707	26,911
Settlement of warranty claims	(9,707)	(64,911)
Ending accrued warranty costs	$30,000	$30,000

NOTE 15. INCOME TAXES

The Company’s income tax expense (benefit) consisted of:

For the Year Ended
	December 31,	December 31,
	2024	2023
Current:
Federal	$-	$-
State	-	-
Foreign	-	-
-
Deferred:
Federal	-	-
State	-	-
Foreign	-	-
	-	-
Total	$-	$-

The Company’s net income (loss) before income tax consisted of:

	For the Year Ended
	December 31,	December 31,
	2024	2023

United States	$(4,476,762)	$(3,402,592)
Foreign	-	-
Total	$(4,476,762)	$(3,402,592)

Our income tax expense differed from the amounts computed by applying the United States statutory corporate income tax rate for the following reasons:

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (“Tax Act”) was enacted into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of foreign earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. The Tax Act did not give rise to any material impact on the consolidated balance sheets and consolidated statements of operations due to our historical loss position and the full valuation allowance on our net U.S. deferred tax assets.

F-24

The reconciliation of taxes at the federal and state statutory rate to our provision for income taxes for the years ended December 31, 2024 and 2023 was as follows:

	For the Year Ended
	December 31,	December 31,
	2024	2023

Income (Loss) before income tax	$(4,476,762)	$(3,402,592)
US statutory corporate income tax rate	28%	28%
Income tax expense computed at US statutory corporate income tax rate	(1,253,493)	(952,726)
Reconciling items:
Change in valuation allowance on deferred tax assets	1,152,938	2,121,778
Provision to prior year tax return	68,437	(1,188,884)
Meals and Entertainment	2,330	3,347
Other	29,788	16,485
Income tax expense (benefit)	$-	$-

Components of our deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2024	2023
Deferred tax assets:

Reserve for Credit Loss	$624,000	$418,000
Inventory Reserve	308,000	27,000
Accrued Vacation	78,000	53,000
Warranty Reserve	8,000	8,000
Intangible Assets	98,000	181,000
Allowance for Sales Returns	64,000	-
Capitalized R&D	175,000	148,000
Stock-Based Compensation	1,278,000	1,246,000
Operating lease right-of-use liabilities	180,000	212,000
Net operating losses	6,100,000	5,568,000
Valuation Allowance	(8,678,000)	(7,539,000)
Deferred Tax Assets	235,000	322,000

Deferred tax liabilities:
Operating lease right-of-use assets	(158,000)	(189,000)
Property and Equipment	(77,000)	(133,000)
	(235,000)	(322,000)

Net Deferred Tax Assets and Liabilities	$-	$-

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC-740 guidance for income taxes. As of December 31, 2024, we recorded a valuation allowance of $8,678,000 for the portion of the deferred tax assets that we do not expect to be realized. The valuation allowance on our net deferred taxes increased by $1,139,000 during the year ended December 31, 2024, primarily due to U.S. deferred tax assets incurred in the current year that cannot be realized.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

F-25

For income tax purposes in the United States, we had available federal net operating loss carryforwards (“NOL”) as of December 31, 2024 and 2023 of approximately $22,434,000 and $20,234,000 respectively to reduce future federal taxable income. For income tax purposes in the United States, we had available state NOL carryforwards as of December 31, 2024 and 2023 of approximately $20,045,000 and $17,433,000 respectively to reduce future state taxable income. If any of the NOL’s generated prior to 2018 are not utilized, they will expire at various dates through 2037. NOL’s generated after 2017 carry forward indefinitely. There may be certain limitations as to the future annual use of the NOLs due to certain changes in our ownership.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of December 31, 2024, and 2023, the management of the Company determined there were no reportable uncertain tax positions.

NOTE 16. CUSTOMER CONCENTRATION

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company’s accounts receivable, or whose sales for the fiscal year represented 10% or more of the Company’s revenue.

As of December 31, 2024, two customers accounted for 25% of our gross accounts receivable.

As of December 31, 2023, two customers accounted for 27% of our gross accounts receivable.

For the year ended December 31, 2024, we had one customer who represented 15% of revenue. For the year ended December 31, 2023, we had two customers who represented 20% of revenue.

NOTE 17. SEGMENT REPORTING

Our Chief Executive Officer, as the CODM, organizes our company, manages resource allocations and measures performance among one operating and reportable segment due to the fact that we derive our revenue primarily from one product (equipment and service revenue based on our patented BIT technology). A breakdown of revenue is presented in “Revenue Recognition” in Note 2 above. We evaluated the aggregation criteria in ASC 280-10-50-11 which states that aggregation can be considered if segments are similar in certain areas, including the nature of products and services, production processes, type of class of customer, and future economic performance.

Our CODM is regularly provided with more detailed expense information than what is included on our consolidated income statement. The CODM considers monthly budgets and cash flow projections, gross margins for each project, and our consolidated net income as reported on the income statement when allocating resources and assessing our performance. We are required to apply the guidance in ASC 280 and identify significant segment expenses and other segment items for our single reportable segment.

NOTE 18. SUBSEQUENT EVENTS

In March 2025, we entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (collectively, the “Investors”) pursuant to which we agreed to sell and issue to the Investors in a private placement transaction (the “Private Placement”) in one or more closings up to an aggregate principal amount of $3,000,000 (the “Notes”). In March and April 2025, we sold and issued pursuant to an SPA convertible promissory note (the “Notes”) to purchase an aggregate of 308,000 shares of common stock at an exercise price of $1.25 per share in exchange for aggregate gross proceeds of $385,000. The Notes mature and are due on the fifth anniversary of the issuance date in March of 2030. The Notes bear simple interest at a rate of 12% per annum, payable in equal monthly installments. The Notes are convertible into shares of our Common Stock, at the option of the holder, at a conversion price of $1.25 per share, which shall not exceed $1.55 per share. In addition, we can require Investors to convert the Notes at the then current conversion price at any time after 90 days from the issue date if the Common Stock has a closing bid price of $1.55 per share or higher on any twenty (20) days within a thirty (30) day period of consecutive trading days, or if a “fundamental change” occurs (as defined in the Securities Purchase Agreement). The Notes are unsecured and senior to other indebtedness subject to certain exceptions.

On March 28, 2025, we received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying us that, for the preceding 30 consecutive business days, the closing bid price for the Company’s common stock, par value $0.01 per share (the “Common Stock”) was below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). The notification received has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until September 24, 2025 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. There is no guarantee that we will be able to regain compliance with the Bid Price Requirement by the Compliance Date, and failure to do so may subject us to delisting proceedings of NASDAQ.

F-26

EXHIBIT 21.1

Subsidiaries of TOMI Environmental Solutions, Inc.

TOMI Environmental Solutions, Inc., a Nevada corporation

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

RULE 13a-14(a) OR RULE 15d-14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

I, Halden S. Shane, certify that:

1.	I have reviewed this Annual Report on Form 10-K of TOMI Environmental Solutions, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 14, 2025

/s/ HALDEN S. SHANE
Halden S. Shane Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

RULE 13a-14(a) OR RULE 15d-14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

I, Nick Jennings, certify that:

1.	I have reviewed this Annual Report on Form 10-K of TOMI Environmental Solutions, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 14, 2025

/s/ NICK JENNINGS
Nick Jennings
Chief Financial Officer (Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of Halden S. Shane, the Chief Executive Officer, and Nick Jennings, the Chief Financial Officer, of TOMI Environmental Solutions, Inc., hereby certifies in his capacity as an officer of TOMI Environmental Solutions, Inc., that, to his knowledge, the Annual Report of TOMI Environmental Solutions, Inc. on Form 10-K for the fiscal year ended December 31, 2024: (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of TOMI Environmental Solutions, Inc.

Date: April 14, 2025	By:	/s/ HALDEN S. SHANE
Halden S. Shane
Chief Executive Officer
(Principal Executive Officer)

Date: April 14, 2025	By:	/s/ NICK JENNINGS
Nick Jennings
Chief Financial Officer
(Principal Financial and Accounting Officer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-09908

TOMI ENVIRONMENTAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Florida	59-1947988
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8430 Spires Way Frederick, Maryland	21701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 525-1698

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	TOMZ	The Nasdaq Capital Market

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2024, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $12,696,000, based upon the closing price of the registrant’s common stock as reported on the Nasdaq Capital Market on such date.

As of April 30, 2025, the registrant had 20,015,205 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

We are filing this Amendment No. 1 to Annual Report on Form 10-K/A (this “Amendment”) to amend our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2025 (the “Form 10-K”). The purpose of this Amendment is to revise and update Part IV to correct certain file references and file certain exhibits that were inadvertently omitted on the Form 10-K.

Except as expressly noted above, this Amendment does not modify or update the other disclosures presented in the Form 10-K. This Amendment does not reflect events occurring after the filing of the original Form 10-K or modify or update those disclosures that may be affected by subsequent events. This Amendment should be read in conjunction with the Form 10-K and our other filings with the SEC.

2

Item		Page
PART IV
15.	Exhibits, Financial Statement Schedules	4

	Signatures	5

3

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits

The following Exhibits are filed as part of this Annual Report on Form 10-K/A.

Exhibit Number	Description of Exhibit	Form	File No.	Date	Exhibit	Filed Herewith
3.1	Articles of Restatement of the Registrant, effective October 6, 2009	S-1	333-162356	10/6/09	3.1
3.2	Articles of Amendment of Articles of Incorporation of the Registrant, effective October 24, 2011	8-K	000-09908	07/11/11	3.1
3.3	Articles of Amendment of Articles of Incorporation of the Registrant, effective September 10, 2020	8-K	000-09908	9/14/20	3.1
3.4	Amended Bylaws of the Registrant, adopted effective November 2, 2007	10-Q	000-09908	5/16/16	3.2
3.5	Amendment to Amended Bylaws of the Registrant, adopted effective January 29, 2016	8-K	000-09908	2/1/16	3.2
4.1	Specimen certificate evidencing shares of common stock of the Registrant	S-3	333-249850	11/4/20	4.1
4.2	Description of Registrants Securities	10-K	001-39574	03/29/2022	4.2
4.3	Form of Warrant to Purchase Common Stock	10-Q	000-09908	05/17/21	4.1
4.4	Form of Non-Qualified Stock Option Agreement	10-Q	000-09908	05/17/21	4.2
4.5	Form of Common Stock Purchase Warrant	8-K	000-09908	09/28/21	4.1
4.6	Form of Placement Agent Warrant	8-K	000-09908	09/28/21	4.2
4.7	Form of TOMI Environmental Solutions, Inc. 12% Convertible Note	8-K	001-39574	11/07/2023	10.2
10.1+	Amended and Restated 2016 Equity Incentive Plan, as adopted by the Registrant’s stockholders on December 30, 2020	DEF 14A	001-39574	12/2/20	Appendix A
10.2+	Offer Letter, dated January 15, 2016, by and between the Registrant and Dr. Halden Shane	10-Q	000-09908	5/16/16	10.1
10.3+	Offer Letter, dated December 15, 2024, by and between the Registrant and Nick Jennings					X
10.4+	Form of Appointment to the Board of Directors as Independent Director of the Registrant	10-Q	000-09908	5/16/16	10.5
10.5	Restated Manufacturing and Development Agreement, dated November 10, 2016, by and between the Registrant and RG Group	10-Q	000-09908	11/14/16	10.1
10.6+	Employment Agreement, entered into as of January 5, 2018, by and between the Registrant and Elissa J. Shane, effective as of January 1, 2018	8-K	000-09908	1/8/18	10.1
10.7	Form of Securities Purchase Agreement dated as of September 26, 2021, between the Registrant and the purchasers named therein	8-K	000-09908	09/28/21	10.1
10.8	Form of Securities Purchase Agreement, dated as of November 7, 2023, between TOMI Environmental Solutions, Inc. and the purchasers named therein	8-K	001-39574	11/07/2023	10.1
10.9	Form of Registration Rights Agreement, dated as of November 7, 2023, between TOMI Environmental Solutions, Inc. and the purchasers named therein	8-K	001-39574	11/07/2023	10.3
14.1	Code of Ethics	10-K	000-09908	03/31/2009	14
19.1	Insider Trading Policy					X
21.1	Subsidiaries of the Registrant	10-K	000-09908	4/14/25	21.1
24.1	Power of Attorney (included in signature page)	10-K	000-09908	4/14/25	24.1
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	10-K	000-09908	4/14/25	31.1
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	10-K	000-09908	4/14/25	31.2
32.1#	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	10-K	000-09908	4/14/25	32.1
31.3

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

						X
31.4

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

						X
97.1	Compensation Recoupment Policy					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Taxonomy Extension Label Linkbase					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover Page Interactive Data File					X

+  Indicates a management contract or compensatory plan.

#  The information in Exhibit 32.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act (including this report), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

4

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 1, 2025	TOMI ENVIRONMENTAL SOLUTIONS, INC.

/s/ HALDEN S. SHANE
Halden S Shane Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

5

EXHIBIT 31.3

CERTIFICATION PURSUANT TO

RULE 13a-14(a) OR RULE 15d-14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

I, Halden S. Shane, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K/A (the “Report”) of TOMI Environmental Solutions, Inc.; and

2.

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

3.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May 1, 2025

/s/ HALDEN S. SHANE
Halden S. Shane Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.4

CERTIFICATION PURSUANT TO

RULE 13a-14(a) OR RULE 15d-14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

I, Nick Jennings, certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K/A (the “Report”) of TOMI Environmental Solutions, Inc.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May 1, 2025

/s/ Nick Jennings
Nick Jennings
Chief Financial Officer (Principal Financial Officer and
Principal Accounting Officer)